Exhibit 99.1

TECHNICAL REPORT
ON THE
TAYOLTITA, SANTA RITA AND SAN ANTONIO MINES,
DURANGO, MEXICO
FOR
SILVER WHEATON CORP.

San Dimas District

Velasquez Spring, P.Eng.
Senior Geologist

and

Gordon Watts, P.Eng.
Senior Associate Mineral Economist

March 14, 2011 Toronto, Canada

- ii -

(continued)

- iii -

(continued)

LIST OF TABLES

1.	Reconciliation between Reserves predicted grade and production Luismin operations (1978-2010)	20
2.	Mining concessions at San Dimas Mining District Primero Empresa Minera, S.A. de C.V	25
3.	Luismin mine production	31
4.	Sinaloa graben block, Mineral Reserves (as of December 31, 2010)	45
5.	Reconciliation between predicted Reserves and actual production – Tayoltita-Santa Rita (1978-2010)	67
6.	Reconciliation between predicted Reserves and actual production – San Antonio (1987-2002)	68
7.	Luismin, S.A. de C.V. operating mines Inferred Mineral Resources transformed into Mineral Reserves (1979-1998)	68
8.	Primero Compañia Minera, S.A. de C.V. San Dimas Mining District Inferred Resources (as of December 31, 2010)	69
9.	Primero Compañia Minera, S.A. de C.V., Tayoltita Mine Inferred Resources	69
10.	Primero Compañia Minera, S.A. de C.V. Santa Rita Mine Inferred Resources	70
11.	Primero Compañia Minera, S.A. de C.V. San Antonio and Central Block Mines Inferred Resources	71

- iv -

(continued)

LIST OF FIGURES

San Dimas District		Frontispiece
1.	Primero organization chart	15
2.	Location map, Primero operating mines	16
3.	Location of Tayoltita, San Antonio and Santa Rita mines	23
4.	Property map, San Dimas district	24
5.	Infrastructure at Tayoltita	28
6.	Geologic map of the San Dimas District	33
7.	Litho-stratigraphic column of the San Dimas District	34
8.	Structural map of the San Dimas District	36
9.	Geologic sections across the San Dimas District	37
10.	Longitudinal cross-section of San Luis Vein, Tayoltita Mine	40
11.	Longitudinal cross-section of Guadalupe Vein	41
12.	Longitudinal cross-section of San Antonio Vein	42
13.	Schematic section of the Favourable Zone	44
14.	Plan map of San Dimas mine showing the trend of high grade Au-Ag	46
15.	Plan and cross section of Sinaloa Graben	47
16.	Flowsheet of El Perihuete 2,100 tpd processing plant	59
17.	Regional structure and known veins	65
18.	Longitudinal section San Fernando	72
19.	Longitudinal section Veta Roberta	73
20.	Longitudinal section Veta Robertita	74
21.	Longitudinal section Sinalo Norte section 22	75
22.	Longitudinal section Sta Teresa section 23	76
23.	Longitudinal section Aranza section 24	77
24.	Gold price 1985-2010	92
25.	Silver price 1985-2010	93
26.	Sensitivity of Net Cash Flow to changes in gold prices and capital and operating cost	94

- v -

1. SUMMARY

Watts, Griffis and McOuat Limited ("WGM") was retained by Silver Wheaton Corp. ("Silver Wheaton") to complete a review of the San Dimas mining operations, to conduct an independent audit of the Mineral Reserves and Mineral Resources as of December 31, 2010 and to prepare a report in compliance with National Instrument 43-101 ("NI 43-101"). WGM understands that the purpose of the NI 43-101 report and the audit was to support disclosure in Silver Wheaton's Annual Information Form.

On October 15, 2004, Silver Wheaton Caymans ("Silver Wheaton") entered into an agreement (amended on March 30, 2006) to acquire all of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. Total consideration, including consideration issued as part of the March 30, 2006 amendment, was C$46 million in cash upfront, a US$20 million promissory note and 126 million common shares of the Company. In addition, a per ounce cash payment of the lesser of US$3.95 and the prevailing market price is due (subject to an inflationary adjustment on October 15 of the subsequent years). It is currently at US$4.04 per ounce.

Under the Agreement, Silver Wheaton had consent rights in connection with any sale of the San Dimas Assets. In return for Silver Wheaton providing its consent to the acquisition of the San Dimas Assets by Primero, the current Silver Wheaton purchase agreement was changed as follows:

1.	The term of the Silver Wheaton purchase agreement was extended from the 25 years (19 years remaining) to the life of the mine.

2.
During the first four years after Primero acquired the San Dimas Assets, Silver Wheaton will receive each year the first 3.5 million troy ounces of the silver production. The yearly silver production, in excess of 3.5 million troy ounces, during each year of the four years, will be shared 50/50 between Silver Wheaton and Primero. In return for this, Silver Wheaton will receive 1.5 million troy ounces of silver each year (for four years) from Goldcorp.

3.
4.
Starting in the fifth year after Primero acquired the San Dimas Assets, Silver Wheaton will receive the first 6.0 million troy ounces of the yearly silver production. The yearly silver production in excess of 6.0 million troy ounces will be shared 50/50 between Silver Wheaton and Primero. Other terms of Silver Wheaton purchase agreement remained the same (ie. Primero is bound by the same terms and conditions to which Goldcorp was bound).

On August 6, 2010, Primero Empresa Minera S.A. de C.V. ("Primero"), formerly Mala Noche Resources S.A. de C.V., completed the acquisition ("Acquisition") of the San Dimas mines, mill and related assets from Minas de San Luis S.A. de C.V.; Maderera Industrial de San Dimas S. de R.L.; and, Desarrollos Mineros San Luis S.A. de C.V. ("DMSL"), a wholly-owned subsidiary of Goldcorp Inc. The San Dimas Mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico's San Dimas district, on the border of Durango and Sinaloa States and the nearby small, former underground, Ventanas Project.

Prior to the completion of the Acquisition, a subsidiary of Goldcorp. had an agreement to sell an amount of refined silver equal to the payable silver produced from the San Dimas Mines to a subsidiary of Silver Wheaton (ie., Silver Wheaton Caymans). This agreement was amended and restated as part of the Acquisition. Primero continues to carryout the same various operations throughout the mine previously done by Luismin, and virtually all of the former Luismin's management and workers are now Primero's employees.

Watts, Griffis and McOuat Limited ("WGM") was retained on December 16, 2010, as authorized by Sr. Eduardo Luna, Primero Empresa Minera S.A. de C.V. to complete a review of the San Dimas mining operation and to document the results in an independent technical report. The report has been prepared in compliance with the Canadian National Instrument 43-101 ("NI 43-101") standards and guidelines. WGM understands that the purpose of this NI 43-101 report and the audit was to support disclosure in Silver Wheaton's Annual Information Form.

WGM has visited the three mines on several occasions during the past eleven years and produced independent Mineral Resource/Reserve audits of Luismin's operations as of: December 31, 2001; December 31, 2002; August 31, 2004, December 31, 2004, December 31, 2006, December 31, 2007, December 31, 2008, December 31, 2009, and December 31, 2010, that forms the basis of this present Technical Report. The most recent WGM visit was in January 2011. Previously Pincock, Allen and Holt ("PAH") had conducted independent audits as of: June 30, 1998; December 31, 1999; and, October 31, 2000.

The three mining properties are each operated by wholly owned subsidiaries of Primero and include: Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states. Exploration and exploitation concessions covering the three mines have a total area of 24,965.51 ha. This extensive land ownership covers the mines, as well as the most prospective surrounding areas, and forms an important asset for Primero's future exploration programs. Primero also holds the Ventanas concessions covering 3,470.36 ha that formerly was mined underground but now is in a standby mode.

All mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.

Production of gold and silver from the San Dimas Assets: during 2007 was 132,898 oz Au and 6,911,482 oz Ag; during 2008 was 86,682 oz Au and 5,113,466 oz Ag; during 2009 was 113,018 oz Au and 5,093,385 oz Ag; and during 2010 was 85,429 oz Au and 4,532,006 oz Ag.

The geological and engineering work done by Primero is of high quality and follows accepted engineering practices, and record keeping is very good.

The three mines that comprise the San Dimas District (Tayoltita, Santa Rita and San Antonio) are located some 125 km northeast from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango, Durango. The district is accessed by aircraft in a half hour flight from either Mazatlan or Durango, or by driving some 10 hours from Durango.

The Santa Rita mine is located approximately 3 km upstream from the Tayoltita mine while the San Antonio mine is 7 km west of Tayoltita. Production from the three mines is processed in the central milling facility at Tayoltita. The San Antonio mill, that formerly processed production from the San Antonio mine, was put in care and maintenance in November 2003. The San Antonio mill is accessed from the Tayoltita mine by road, to the portal of the San Luis tunnel then through the tunnel and finally along a river bed or access road to the mill, about an hour and a half drive in total.

The San Dimas District has experienced a long recorded history of mining since precious metal production was first reported in 1757. Historical production through 2010 is estimated at 586.3 million ounces of silver and 11.61 million ounces of gold making the San Dimas District third in Mexico for precious metal production.

The geological setting at San Dimas shows two major volcanic successions, totalling 3,500 m in thickness, separated by an erosional and depositional unconformity. The Lower Volcanic Unit ("LVG") is predominantly composed of andesitic and rhyolitic flows and tuffs, while the Upper Volcanic Unit ("UVG") is composed of a lower andesitic horizon capped by rhyolitic ash flows and tuffs. The LVG is the host of the mineralized veins.

The district lies within an area of complex normal faulting. Five major, post-ore north-northwest trending faults have divided the district into five tilted blocks.

The deposits are high grade, silver-gold epithermal vein deposits formed from the final stages of igneous and hydrothermal activity in two different vein systems. The first formed set of veins strikes east-west while the second strikes north-northeast. Both sets of veins pinch, swell, bifurcate and exhibit horse-tailing and sigmoidal structures. The veins vary in width from a fraction of a centimetre to fifteen metres, but average 1.5 m. The ore shoots in the veins have variable strike lengths, and average 150 m. They can have up to 200 m down-dip extensions but the down-dip extensions are normally less than the strike length. The ore forming minerals are light coloured, medium to coarse grained quartz with intergrowths of base metal sulphides, pyrite, argentite, polybasite, native silver and electrum.

Typical of epithermal systems, the San Dimas District exhibits a vertical zonation with a distinct top and bottom that Luismin had termed the Favourable Zone. At the time of deposition, the Favourable Zone was in a horizontal position, paralleling the erosional surface of the LVG. Luismin had successfully located the Favourable Zone in fault tilted blocks from the position of the unconformity between the lower and upper volcanic units. At San Dimas, the Favourable Zone has a vertical extent of some 300 to 600 m. Past mining experience has shown that 30% of the volume/tonnage of structures in the Favourable Zone, when later developed, becomes ore. At the current mining rate, Inferred Mineral Resources are being successfully developed on a yearly basis into Mineral Reserves to replace mined out ore.

Exploration is done both by diamond drilling and by underground development work. The drilling is mainly done from underground stations.

Approximately US$6.0 million was spent during 2010 on exploration with 118 New holes drilled (approximately 42,000 m) and 315 m of exploration drifting completed. The majority of additional mineral reserves found during 2010 were in the Sinaloa Graben.

In the Central Block exploration (50 holes – 13,900 m) was focused on upgrading the inferred mineral resources to proven and probable mineral reserve categories and to expand the knowledge at depth of the mineralized system. Drilling indicated that the known mineralization extends to a depth of at least 150 m below the deepest current exploitation level.

Twenty-nine holes (approximately 11,200 m) were drilled in 2010 in the Sinaloa Graben. Drilling was focused on upgrading a portion of the potential inferred mineral resource into the inferred category and to confirm that the mineralization (ore shoots) were a continuation of the ore shoots of the Central Block. The mineralization of the Sinaloa Graben remains open to the west and at depth.

Twenty three holes were drilled in 2010 in the Arana Hanging Wall to confirm the presence of large ore shoots suggested by previous results and although the drilling confirmed the presence of above average mineral grades the mineralization was over narrow widths.

Based on Primero’s knowledge of the Favourable Zone, and numerous years of developing Inferred Mineral Resources into Mineral Reserves, the newly outlined Mineral Resources of the Sinaloa Graben and the mineralization of the Arana Block indicate a long life to the mine and encourages further exploration and development of other areas in the mine.

The workings of the San Dimas District mines are sampled across the vein at 1.5 m intervals along the vein under the direction of the Geological Department. The splits are taken along the sample line to reflect geology but no sample is greater than 1.5 m. Once an ore block has been developed, the sample line spacing may be increased to 3.0 m. Sampling is by an approximately 10 cm wide chip-channel across the vein.

The samples are crushed, ground, split and homogenized at the mine assay laboratory to produce a representative 10 g sample for fire assaying. Routine quality control is carried out with check assays done at the mine assay laboratory, and between commercial assay mine laboratories.

The method used by Primero to estimate tonnage/grade at the mines in an ore shoot is the conventional block estimation method where the average width is multiplied by the area measured in a vertical plane (corrected for dip) to determine the volume. This volume is multiplied by the Specific Gravity ("SG") of 2.7 to give the estimated tonnage.

Grade corrections of 0.85 by silver grade and 0.95 by gold grade, have been applied. To account for narrow veins at the San Dimas mines, a dilution factor of 10% (at zero grade) is also applied to blocks of less than 5,000 tonnes. These grade corrections and dilution, where appropriate, are applied to both the Proven and Probable Mineral Reserves and the Inferred Mineral Resources. Calculation of the minimum cutoff grade is based on market metal prices for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade.

The terminology used by Primero to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101.

Primero designates Proven Mineral Reserves only when mineralization above cutoff grade is exposed in a drift. The distance projected above and below the drift is a function of the exposed length of the above-cutoff grade mineralization in the drift. Primero also estimates Probable Mineral Reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation and thickness of the vein ranging from 25 by 25 m for veins less than 1.0 m thick to 50 by 50 m for veins greater than 1.5 m thick.

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "Probable Mineral Reserves from Drilling".

Mining has been conducted in the San Dimas District for more than 200 years and knowledge of the geology i.e. character of the more than 100 veins/structures has been obtained. Detailed mapping and record keeping has assisted in developing a working model. The economic mineralization is known to be confined to an epithermal zone with a distinct top and bottom. Experience has shown that the mineralization within the vein/structure in the favourable zone is very irregular but statistically occupies 30% of the vein/structure. The extent of extrapolation of an individual vein/structure within the favourable zone is defined on structural and stratigraphic relationships supported by geochemical trace element studies and by fluid inclusion studies. These studies have been published as various papers in Economic Geology (see bibliography).

Extrapolation of a particular vein/structure (generally from 200 m to 500 m) is based on various criteria from: known underground workings, surface exposure, drillholes intercepts; continuity and width of the known part of the structure, etc.

WGM's audit of Primero's Mineral Resource/Mineral Reserve estimates did not uncover any fatal flaws, and WGM believes that the methods used by Primero to estimate the Mineral Resources/Mineral Reserves are reasonable.

Prior to 2004, the three Primero mines in the San Dimas District were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill. Late in 2003, the San Antonio mill was put on standby and closed, and with all mine production to be processed through the Tayoltita mill. A recent production reclassification has been made into seven new mining units: Tayoltita, El Cristo, Tayoltita (Alto Acana), Santa Rita, Central Block, San Vicente and Sinaloa Graben.

The following Mineral Reserves/Resources were prepared by Primero Compañia Minera S.A. de C.V. and audited by Velasquez Spring, P.Eng., a Senior Geologist of Watts, Griffis and McOuat, a Qualified Person as defined by National Instrument NI 43-101.

The Proven and Probable Mineral Reserves at the seven operating mining units of the three mines as of December 31, 2010 are 5.881 million tonnes at 332 g Ag/t and 4.69 g Au/t, as follows:

Proven and Probable Mineral Reserves - San Dimas
	Metric Tonnes			Total Contained
		g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,617,961	369	6.01	31,019,910	505,834
San Vicente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	50,784	484	5.43	789,492	8,865
Total Proven and Probable Reserves	3,753,153	348	5.04	41,953,296	607,812

Probable Reserves by Diamond Drilling
Tayoltita	767,125	285	2.83	7,020,137	69,854
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	32,934	207	3.95	218,691	4,179
Santa Rita	359,126	325	2.84	3,752,276	32,817
Block Central	703,461	295	5.35	6,665,473	120,954
San Vicente	3,304	208	2.50	22,093	266
Sinaloa Graben	158,213	459	7.26	2,335,956	36,928
Total Probable Reserves by Diamond Drilling	2,127,899	306	4.07	20,909,010	278,278

GRAND TOTAL Proven and Probable Reserves	5,881,052	332	4.69	62,862,306	886,090
Notes to Reserve Statement
1.	Reserves were estimated by Primero and audited by WGM as of December 31, 2010.
2.	Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$99.84/t).
3.	All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
4.	The tonnage factor is 2.7 tonnes per cubic metre.
5.	Cutoff values are calculated at a silver price of US$15.00 per troy ounce and US$950.00 per troy ounce for gold.
6.	Rounding of figures may alter the sum of individual column.
7.	Exchange rate, pesos/US$ is 13.00 pesos/U$1.00.

The Inferred Mineral Resources at San Dimas, diluted as of December 31, 2010 are about 16.853 million tonnes at an approximate grade of 330 g Ag/t and 3.67 g Au/t, and are separately reported and not included in the above total Mineral Reserve as Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The seven silver and gold mining units of the three mines in the San Dimas district are underground operations employing cut-and-fill mining and using load, haul, and dump ("LHD") equipment. Primary access is provided by adits and internal ramps. Milling operations are carried out at Tayoltita which has a capacity of 2,100 tpd. The ore is processed by conventional cyanidation followed by zinc precipitation of the silver and gold and refining for the production of doré.

In 2008, the San Dimas District mined the 657,479 tonnes at an average grade of 4.25 g Au/t and 259 g Ag/t for a production of 86,682 oz gold and 5,113,466 oz silver at recoveries of 97.2% and 93.9% respectively. In 2009, the production was 673,311 tonnes at an average grade of 5.36 g Au/t and 249 g Ag/t for a production of 113,018 oz gold and 5,093,385 oz silver at recoveries of 97.4% and 94.6%, respectively. In 2010, the production was 612,253 tonnes at an average grade of 4.46 g Au/t and 244 g Ag/t for a production of 85,429 oz gold and 4,532,006 oz silver at recoveries of 97.4% and 94.45 respectively.

When Wheaton River Minerals Ltd. acquired Luismin in 2002, Luismin’s practice in the design and operation of tailings containment sites complied with the requirements of Mexico and with the permits issued for the dams in use at San Dimas, however, improvements were necessary to bring the tailings dam designs and operations up to international guidelines. Various assessments and geotechnical testing have been carried out in the past eight years to investigate the safety of the dams and design improved operational procedures for the tailings deposits and Luismin had initiated various construction works to increase the dam safety and to better manage the tailings operations.

Tailings previously were discharged from milling operations into unlined structures designed to settle the solids and to collect and drain solutions for recycle to the milling operations. The containment structures were constructed from the more dense and coarse underflow from cyclones operating on the tailings lines. Solutions from the cyclone overflows drained to decant structures in the central dam area and the solutions were recycled to the mill.

In the San Dimas district, both tailings dams at San Antonio and at Tayoltita required extensive work to stabilize the structures against erosion and possible failure. The deficiencies were recognized and a total of US$20 million capital expenditures were carried out at both tailings dams to implement the recommendations of third party consultants and bring the tailings dams more in line with international guidelines.

At the San Antonio dam, the scope of work included seepage controls, geotechnical investigations to support the existing tailings and the installation of a rock filled berm and a Roller Compacted Concrete stepped spillway. It is planned during the first six months of 2011 to complete the improvement of this dam with the only remaining work is to complete the concrete covering of the face of the dam and the construction of the diversion channel. The operation at the San Antonio mill had been shut down primarily due to the depletion of tailings storage capacity at the San Antonio tailings dam.

Improving the safety factor on the Tayoltita tailings dam has included the placement of a reinforcing berm downstream of the current dam and extension of the seepage collection system. The three phases of constructing the safety berm, to stabilize the dam, have been completed. The ten-stage tailings pumping system has been replaced with single stage positive displacement pumps as well as a new pipeline crossing of the river. The river crossing design includes spill protection in the event of a line failure. Belt filtering of the tailings that allows dry placement of the tailings, is currently in operation at the Tayoltita operation, one of three dry tailings operations in Mexico.

With the remediation and stabilization works underway and the work planned for the future, Primero's operations have moved considerably forward in bringing the tailings operations to international guidelines since acquisition of the operations by Wheaton River/Goldcorp.

Capital expenditures are required to sustain the existing production facilities with equipment replacement and ongoing exploration and mine development.

Operating costs, in 2010, in the San Dimas District for the seven mining units of the three mines averaged US$92.94 per tonne. Detailed operating costs are separately accounted for all aspects of the mining operations to determine the cutoff grade to plan and control the mining operations.

The San Dimas operations have achieved significant reductions in operating costs by increasing the scale of operations as well as improvements in the efficiencies of operating methods. All operations will incur some increase in operating costs associated with the future tailings operations and associated environmental monitoring and ongoing inflation within the mining industry.

Since February 2009, all of the doré bars are shipped to the Johnson Matthey refinery in Salt Lake City, where a refining charge of US$0.30 per troy oz of the doré received is paid to the refinery, and a charge of US$1.00/oz of the gold debited to the Primero account.

WGM believes that the Inferred Mineral Resources are an important part of the overall planning for this project because:

  Production from the San Dimas deposits has been sustained for more than 200 years;

  Luismin successfully conducted mine operations at San Dimas for more than 30 years;

  Capital investment of approximately US$31.0 million is currently planned by Primero in the first year. Over the next five years major capital expense will amount to US$34.3 million while sustaining capital amounts to US$26.4 million, exploration totals US$55.1 million and underground development totals US$47.5 million. Thus, over the next five years total capital expense is projected to average US$32.7 million per year;

  A study in the main production area at San Dimas covering the period from 1979 to 1988 showed that Luismin was able to achieve a conversion rate of about 90% of the Inferred Mineral Resources into Mineral Reserves;

  WGM believes that the San Dimas operation has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted to Mineral Reserves;

  Primero operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings;

  Due to the combination of ever expanding production requirements, better access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Primero will be better positioned to support mine development and Mineral Reserve definition with a normal level of diamond drilling prior to mining. This should provide for a higher level of Mineral Reserve definition prior to mining; and,

  Primero is targeting for the next five years, a production averaging approximately 791,000 tonnes of ore per year. The economics of the San Dimas Operations are extremely robust. For instance, assuming a spot silver price of $15.00/oz, the operations requires a gold price of US$476.00/oz to break even (including an allowance for capital costs).

Primero has estimated Proven and Probable Reserves as of December 31, 2010. WGM's audit of the reserves of the Luismin mines incorporated the following steps:

  A review of all the steps in the estimation process to confirm that the procedures are appropriate for each of the deposits;

  An analysis of the system used to classify the reserves to determine whether it meets current international standards of practice in the mining industry (NI 43-101);

  A review of any changes in the estimation process since December 31, 2003;

  A review of the reconciliation between predicted reserves and actual results of mining over the period 1975 through December 31, 2010; and,

  An analysis of operating results for 2010 to confirm that the reserves are in fact being mined and processed at a profit.

WGM has concluded that:

  Total Proven and Probable Mineral Reserves estimated as of December 31, 2010, for Primero's seven mining units of the three operating mines (Tayoltita, Santa Rita, San Antonio/Block Central) are 5.881 million tonnes at a grade of 332 g Ag/t and 4.69g Au/t;

  The procedures used by Primero to estimate the Mineral Reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

  The total Inferred Mineral Resources, estimated as of December 31, 2010, for the same seven mining units, and not included in the Mineral Reserves stated above, are about 16.853 million tonnes at an approximate grade of 330 g Ag/t and 3.67 g Au/t;

  The procedures used by Primero to estimate the Inferred Mineral Resources are reasonable and there is a reasonable expectation the Inferred Resource will be converted to Reserves;

  The experience and capabilities of the Primero management team are regarded as excellent and important elements in the success of current and future operations;

  The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

  Future operations will incur additional capital and operating costs for management of tailings sites;

  Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices; and,

  The past history of the operations at San Dimas showed growth in small increments where capital expenditures were justified on short term planning and assessments. This resulted in "add on" style expansions and a variety of equipment sizes and types that reduced some efficiencies in operations and maintenance. The renewed support of capital and longer term planning should lead to better return on investments.

2. INTRODUCTION AND TERMS OF REFERENCE

2.1	GENERAL

At the request of Silver Wheaton Corp. ("Silver Wheaton"), Watts, Griffis and McOuat Limited ("WGM") revisited the three operating gold and silver mines in Mexico formerly owned by the Mexican corporation Luismin S.A. de C.V. ("Luismin"). Desarollos Mineros San Luis S.A. ("DMSL"), a subsidiary of Luismin, which is a subsidiary of Goldcorp on August 6, 2010 concluded an Agreement with Primero for the sale of their mining operations at San Dimas, Durango, Mexico. The sale included the mines and mill at San Dimas and all attached facilities and equipment including the Twin Otter and helicopter aircrafts that are used in support of the San Dimas operations; the newly finished Las Truchas hydroelectric generation project, the nearby, small, former underground Ventanas Project (which is the subject of a separate technical report). Together these assets are referred to as the "San Dimas Assets".

Under the Agreement, Primero’s Mexican subsidiary Primero Empresa Minera S.A. de C.V. acquired the San Dimas Assets and all of the employees employed exclusively in connection with the San Dimas Assets. Primero Mining Corporation and Primero Empresa Minera S.A. de C.V. together or individually are referred to as "Primero".

In consideration for the sale of San Dimas Assets to Primero, Primero paid to Goldcorp and to DMSL, the sum of US$489 million and assumed all liabilities (contingent or otherwise) including but not limited to the liability with respect to environment and labour matters, arising from, or related to, all past, present and future operations of the San Dimas Assets.

Watts, Griffis and McOuat Limited was retained on December 16, 2010, as authorized by Frazer Bourchier, V.P. Business Development and Technical Services for Silver Wheaton Corp., to complete a review of the San Dimas mining operation and to document the results in an independent technical report. The report has been prepared in compliance with the Canadian National Instrument 43-101 ("NI 43-101") standards and guidelines. WGM understands that the purpose of this NI 43-101 report and the audit is to support disclosure in Silver Wheaton's Annual Information Form.

The three mining properties are each operated by wholly owned subsidiaries of Primero and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states. The Primero organization chart (Figure 1) illustrates the various wholly owned Primero companies, which control the mining operations and exploration properties in Mexico. The three mines cover an area of approximately 24,965.51 ha in exploration and exploitation concessions. This extensive land ownership covers the mines as well as the most prospective surrounding areas, which forms an important asset for Primero’s future exploration programs.

All mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Johnson Matthey in Salt Lake City, Utah. The locations of the mines are shown on Figure 2. WGM did not independently review the lease and land status information on the mines and the information as reported herein, was provided by Primero.

Primero also holds 28 mining concessions (3470.4 ha) at Mala Noche-Ventanas-San Cayeto ("Ventanas Project") a former small, underground mining located approximately 23 km SE from the San Dimas mines.

Gold and silver production from Luismin’s three San Dimas mines: during 2007 was 132,898 oz gold and 6,911,482 oz silver, in 2008 was 86,682 oz gold and 5,113,466 oz silver, in 2009 was 113,018 oz gold and 5,093,385 oz silver, and in the past year (2010) was 85,429 oz gold and 4,532,006 oz silver.

2.2	TERMS OF REFERENCE

WGM was retained on December 16, 2010 by Silver Wheaton to conduct an independent technical review and to prepare a report in compliance with National Instrument 43-101 following Form 43-101F1, on three operating silver-gold mines (Tayoltita, Santa Rita, San Antonio) in Mexico.

WGM has previously in 2002 been retained by Wheaton River Minerals Ltd. to conduct an independent technical review and to prepare a technical report in compliance with NI 43-101 on the same three mines and also in 2003 WGM was again retained by Wheaton to conduct an independent audit on the three mines as of: December 31, 2002; December 31, 2004; December 31, 2006; December 31, 2007; December 31, 2008; December 31, 2009; April 14, 2010 and December 31, 2010. WGM is very familiar with the operations at the three mines.

WGM understands that the purpose of the NI 43-101 report and the audit was to support disclosure in Silver Wheaton's Annual Information Form.

Figure 1. Primero organization chart

PEM MEX / PEM_01_Loc_Map.cdr
Last revision date: Wednesday 19 January 2011

Watts, Griffis and McOuat

Tijuana
U.S.A.
Mexico
Guaymas
Chihuahua
Culiacan
Durango
Mazatlan
Mexico
Mexico City
Detailed Map Area
108°
COAHUILA
Navojoa
Alamos
SONORA
Huatabampo
El Fuerte
26°
San Blas
San Jose de Gracia
Sinaloa de Leyva
Naranjo
Los Mochis
Guasave
15
SINALOA
Mocorito
Guamuchil
DURANGO
Topia
Santiago Papasquiaro
TAYOLTITA
SANTA RITA
SAN ANTONIO
Navolato
Culiacan
Golfo de California
Quila
Cosala
San Miguel de Cruces
El Dorado
San Dimas
Tayoltita
San Antonio
24°
15
Santiago
BAJA CALIFORNIA
Mazatlan
Pacific Ocean
N
Rosario
Scale 1 : 2,500,000
0
25
125
Kilometres
UTM Zone 13N
22°
108°

Figure 2.

**Primero Mining Corp.**

*Location Map*
*Primero's Operating Mines*

Graphics by: Watts, Griffis and McOuat Limited

Velasquez Spring, WGM's Senior Geologist revisited the three mining operations during January 5 through 8, 2011. Subsequent to the visit several telephone calls and discussions were held with Luismin engineers and geologists at each of the operating mines, as well as with senior personnel at Primero offices, regarding the mining/milling operations, exploration, and Mineral Resource/Reserve estimation procedures.

G. Watts carried out a detailed review of the plans and capital budgets that were prepared by Primero for the proposed underground expansions at each of the three Primero mines. WGM checked the information provided during the visits to the mines and reviewed it for adequacy and completeness.

The geological and engineering work done by Primero is of high quality and follows accepted engineering practices. The record keeping with regard to Mineral Resource/Mineral Reserve estimates, i.e. plans, sections and calculation sheets, is very good. From 1994 to 2000, Luismin retained the consulting firm of Pincock, Allen and Holt to conduct an independent audit on the Mineral Resource/Mineral Reserve estimates every two years.

The opinions and conclusions presented in this report are based on information received from Primero. Specific references are included at the end of this report. WGM received the full cooperation and assistance of Primero during the site visit and in preparation of this report.

This technical report is copyright protected. The copyright is vested in WGM and this report, or any part thereof, may not be reproduced in any form, or by any means whatsoever, without prior written permission of Watts, Griffis and McOuat Limited. Furthermore, WGM permits the report to be used as a basis for project financing and for filing on SEDAR. Part or all of the report may be reproduced by Primero in any subsequent reports, with the prior written consent of WGM.

2.3	UNITS AND CURRENCY

Throughout this report common measurements are in metric units. Tonnages are shown as tonnes (1,000 kg), linear measurements as metres ("m"), or kilometres ("km"), areas as hectares ("ha") and precious metal values as grams ("g"), grams of gold per tonne ("g Au/t"), and grams of silver per tonne ("g Ag/t"), and troy ounces ("oz"). Cubic metres per second ("cu m/s") is used for ventilation air flow. Tonnes per day ("tpd") for mine and mill daily production. Grams are converted to troy ounces based upon 31.103 grams per troy ounce.

All economic data is quoted in US dollars ("US$"). When peso amounts required conversion into US dollars, the peso exchange rate used was 13.0 pesos equivalent to US$1.00.

2.4	DEFINITIONS

The classification of Mineral Resources and Mineral Reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101, which came into effect on February 1, 2001. We further confirm that, in arriving at our classification, we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM") standards. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at time of reporting, that economic extraction is justified.

The terminology used by Primero to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101. Primero’s Mineral Resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Resources. We have used the term Inferred Mineral Resources for this material throughout the rest of this report.

2.5	PRIMERO APPROACH TO MINERAL RESERVE ESTIMATION

Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, Primero estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m. However, on occasion, where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

Luismin/Primero success with predicting the tonnage and grade of the reserves over the period 1978-2010 for all operations is shown on Table 1. The table clearly shows that, although there are variances from year to year, the overall totals compare well.

TABLE 1.
RECONCILIATION BETWEEN RESERVES PREDICTED GRADE
AND PRODUCTION LUISMIN OPERATIONS (1978-2010)

YEAR		TONNES			SILVER GRADE			GOLD GRADE
			Variance	g Ag/t		Variance	g Au/t		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1978	156,000	159,628	2.30	400	404	1.00	7.00	7.10	1.40
1979	156,000	161,428	3.50	400	395	-1.30	7.00	6.50	-7.10
1980	162,000	162,290	0.2	390	381	-2.3	6.40	6.40	0
1981	162,000	155,837	-3.8	390	468	20	6.40	7.80	21.9
1982	162,000	158,163	-2.4	390	483	23.8	6.40	7.70	20.3
1983	195,000	176,643	-9.4	383	422	10.2	6.50	6.90	6.2
1984	216,000	200,256	-7.3	396	424	7.1	6.30	6.60	4.8
1985	202,800	197,864	-2.4	422	433	2.6	5.30	6.30	18.9
1986	236,300	222,295	-5.9	396	423	6.8	5.77	6.20	8.8
1987	224,055	200,323	-10.6	348	310	-10.9	3.90	3.93	-6.7
1988	222,520	256,756	1.9	346	319	-7.8	3.67	4.38	-10.3
1989	224,475	254,142	-0.1	312	262	-16	3.33	3.95	-8.6
1990	229,607	214,025	-6.8	287	248	-13.6	2.50	3.58	-2.9
1991	149,760	158,120	5.6	335	275	-17.9	2.90	3.33	-16.5
1992	234,685	237,580	1.2	341	311	-8.8	2.26	3.49	5.8
1993	293,885	297,581	1.3	285	303	6.3	2.90	3.32	-6.5
1994	300,150	300,711	0.2	307	286	-6.8	2.30	2.95	-10.5
1995	303,891	323,803	6.6	315	301	-4.4	2.00	3.06	-5.9
1996	334,225	339,704	1.6	311	312	0.3	1.90	3.30	4.1
1997	366,206	368,069	0.5	306	299	-2.3	2.20	3.32	-0.2
1998	388,163	401,743	3.5	274	264	-3.6	1.85	3.06	-5.1
1999	414,400	428,386	3.4	294	278	-5.4	2.37	3.05	2.7
2000	432,690	439,590	1.6	288	274	-4.9	2.50	3.12	1.4
2001	440,720	385,660	-12.5	273	299	9.7	2.33	3.55	18.9
2002	330,225	313,145	-5.2	350	363	3.1	3.94	3.80	9.5
2003	513,296	423,673	-17.46	353	428	21.10	3.60	5.20	44.44
2004	530,913	397,647	-25.10	385	525	36.47	4.32	6.90	59.72
2005	662,264	507,529	-23.36	371	497	34.19	4.27	7.40	73.30
2006	709,800	688,942	-2.94	450	438	-2.62	6.00	7.76	29.35
2007	724,500	685,162	-5.43	405	341	-15.93	6.95	6.27	-9.76
2008	720,353	657,479	-8.73	335	259	-22.63	6.30	4.25	-32.54
2009	605,000	673,311	11.29	300	247	-17.53	5.21	5.35	2.58
2010	668,559	612,253	-8.42	240	243	1.31	5.21	4.46	-14.67

3. RELIANCE ON OTHER EXPERTS

WGM did not independently review the lease and land status information on the San Dimas Project and the information as reported herein, was provided by Primero.

WGM prepared this study using the resource materials, reports and documents as noted in the text and "References" at the end of this report. WGM conducted an audit of the methods, parameters and documentation used and prepared by Primero in the preparation of its Mineral Resource/Reserve estimates for the zones comprising the San Dimas Project.

WGM did not prepare independent Mineral Resource/Reserve estimates for the San Dimas Project, however, is satisfied that those persons who prepared the estimates were qualified to do so and that the estimates are reliable. WGM accepts the estimates as supplied by Primero.

WGM has not verified title to the property, but has relied on information supplied by Primero in this regard. WGM has no reason to doubt that the title situation is other than that which was reported to it by Primero.

WGM did not carry out a formal due diligence review of environmental considerations as SRK Consulting ("SRK"), at the request of Wheaton, had conducted a due diligence environmental review of Luismin’s mining properties in January 2002. The SRK review was to identify if any serious liabilities exist that would materially affect the economic performance of the operations over the next 10 years. The report is titled "Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin, S.A. de C.V., February 20, 2002" and has been reviewed by WGM as part of the technical review of the San Dimas operations.

The San Dimas mines are independently monitored annually by the Mexican authorities for its compliance to air pollution and water quality regulations.

4. PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION

The San Dimas mining district is centered on latitude 24°06'N and longitude 105°56'W located about 125 km NE from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango (Figure 3).

4.2	PROPERTY DESCRIPTION

Primero’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states include San Antonio, Tayoltita and Santa Rita.

The San Dimas properties (mineral concessions) are surveyed and contained in a contiguous block and held in the name of Primero and cover an area of 24,965.51 ha (Figure 4). Table 2 lists the various concessions.

PEM MEX \ PEM_04_Tayoltita_SanDimas_Loc.cdr
Last revision date: Wednesday 19 January 2011

107°W
106°W
105°W
25°N
24°N
TAYOLTITA
SANTA RITA
Ventana
SAN ANTONIO
(Exploration Property)
2,653,000 N
421,000 E
CULIACAN
EL DORADO
DURANGO
Tayoltita
San Miguel
Granizo
Causas
El Salto
San Ignacio
Cosala
Tamazula
Santiago Papasquiaro
Tepehuanes
Laguna de Santiaguillo
N
Graphics by: Watts, Griffis and McOuat Limited
Legend:
Roads
Railway
Town / Village
Drainage
0 10 50
Kilometres

Figure 3.

**Primero Mining Corp.**

*Location Of Tayoltita, San Antonio, Santa Rita Mines and Ventanas Exploration Property*
*San Dimas, Mexico*
*(after Luismin)*

*Watts, Griffis and McOuat*

PEM MEX/PEM_16_Concession_2011_2004.dwg
Last revision date: Monday 24 January 2011
400,000m.E
410,000m.E
5,670,000m.N
2,670,000m.N
2,660,000m.N
DURANGO STATE
SINALOA STATE
N
Legend:
Property outline
Units of San Antonio Area, 8,976.6551 ha
Units of Tayoltita Area, 7,164.3404 ha
Units of Santa Rita Area, 6,591.6703 ha
Tahonitas Project Area, 2232.8447 ha
Other owner
Scale 1 : 125,000
0
1.25
6.25
Kilometres
Figure 4.
Primero Mining Corp.
Property Map
San Dimas District, Mexico
Location Map
After Primero
Graphics by Watts, Griffis and McOuat Limited
Watts, Griffis and McOuat

TABLE 2.
MINING CONCESSIONS AT SAN DIMAS MINING DISTRICT
PRIMERO EMPRESA MINERA, S.A. de C.V.

No.	Name	File	Title	Validity		Surface	Municipality	State	Project	Registration
				From	To	Hectares			mining unit	Vol.	Page	Act
1	San Manuel	11140	151174	24/03/1969	23/03/2019	103.8914	San Dimas	Dgo.	Santa Rita	184	58	228
2	Chela	025/11851	153116	14/07/1970	13/07/2020	253.7101	San Dimas	Dgo.	Santa Rita	188	113	450
3	Resurgimiento	025/9788	165046	23/08/1979	22/08/2029	93.0000	San Dimas	Dgo.	Santa Rita	217	82	326
4	Yolanda	025/02863	165489	30/10/1979	29/10/2029	10.0000	San Dimas	Dgo.	Santa Rita	217	138	549
5	San Luis I	025/02004	165682	28/11/1979	27/11/2029	391.0764	San Dimas	Dgo.	Tayoltita	217	161	642
6	San Luis 2	042/00751	165683	28/11/1979	27/11/2029	474.4932	San Dimas	Dgo.	Tayoltita	217	162	643
7	San Luis 3	042/00752	165981	04/02/1980	03/02/2030	307.1817	San Dimas	Dgo.	Tayoltita	219	1	1
8	El Reliz	025/14976	166004	20/02/1980	19/02/2030	8.0000	San Dimas	Dgo.	Tayoltita	220	2	4
9	Carrizo	025/00108	166615	27/06/1980	26/06/2030	2.0000	San Dimas	Dgo.	Santa Rita	220	80	315
10	San Daniel	321.1/2/36	172411	15/12/1983	14/12/2033	322.0000	San Ignacio	Sin	San Antonio	235	39	151
11	Castellana Uno	321.1/2/109	176291	26/08/1985	25/08/2035	107.7325	San Dimas	Dgo.	San Antonio	238	144	571
12	Libia Estela	002/00067	177195	04/03/1986	03/03/2036	150.8840	San Dimas	Dgo.	San Antonio	239	70	275
13	Promontorio	025/02510	177826	26/04/1986	25/04/2036	2.0000	San Dimas	Dgo.	Santa Rita	239	147	586
14	San Miguel	002/00233	178938	28/10/1986	27/10/2036	66.0000	San Dimas	Dgo.	Tayoltita	242	95	378
15	San Vicente Frac. Suroeste	002/00244	179299	08/12/1986	07/12/2036	300.0000	San Ignacio	Sin	San Antonio	242	141	559
16	Ampl. El Reliz	321.1/2/110	179954	23/03/1987	22/03/2037	96.2687	San Dimas	Dgo.	Tayoltita	244	34	134
17	La Castellana	321.1/2-30	180164	24/03/1987	23/03/2037	89.8893	San Dimas	Dgo.	San Antonio	244	57	224
18	Hueco 2	009/00276	180165	24/03/1987	23/03/2037	0.0917	San Dimas	Dgo.	Tayoltita	244	57	225
19	Juan Manuel	321.1/9-35	180260	24/03/1987	23/03/2037	16.1399	San Dimas	Dgo.	Tayoltita	244	71	280
20	A. Noche Buena en Frapop.	002/00234	180679	14/07/1987	13/07/2037	233.5686	San Dimas	Dgo.	San Antonio	243	126	499
21	San Vicente Frac. Norte	321.1/2-245	180933	14/08/1987	13/08/2037	430.0000	San Ignacio	Sin	San Antonio	244	154	613
22	Noche Buena en Frapopan	002/00248	182516	15/07/1988	14/07/2038	400.0000	San Ignacio	Sin	San Antonio	247	165	656
23	Am. Nvo. Contaestaca F.B.	002/00396	183980	25/11/1988	24/11/2038	405.7190	San Ignacio	Sin	San Antonio	250	156	620
24	Guarisamey III	321.1/2-418	184239	15/02/1989	14/02/2039	115.1343	San Dimas	Dgo.	Santa Rita	249	191	759
25	Am. Nvo. Contaestaca F.A.	321.1/2-395	184991	13/12/1989	12/12/2039	318.8020	San Ignacio	Sin	San Antonio	251	94	371
26	El Favorable	321.1/9-428	185109	14/12/1989	13/12/2039	451.9589	San Dimas	Dgo.	Tayoltita	251	108	429
27	Hueco 1	321.1/2-97	185138	14/12/1989	13/12/2039	0.3607	San Dimas	Dgo.	Tayoltita	252	110	438
28	Nvo. Contaestaca F.W.	321.1/2-323	185479	14/12/1989	13/12/2039	324.0000	San Ignacio	Sin	San Antonio	251	156	619
29	Armida Sur	321.1/2-540	185763	14/12/1989	13/12/2039	5.5441	San Dimas	Dgo.	Santa Rita	252	187	743
30	La Fe	321.1/2-625	185842	14/12/1989	13/12/2039	38.9091	San Dimas	Dgo.	San Antonio	256	6	22
31	Juan Manuel Dos	321.1/2-31	185853	14/12/1989	13/12/2039	3.7207	San Dimas	Dgo.	Tayoltita	256	9	33
32	Guarisamey Frac. B	321.1/2-588	185891	14/12/1989	13/12/2039	330.4353	San Dimas	Dgo.	Santa Rita	256	14	51
33	Guarisamey Frac. A	321.1/2-587	185892	14/12/1989	13/12/2039	377.4990	San Dimas	Dgo.	Santa Rita	256	14	52
34	Armida Sur Frac. II	321.1/2-623	186277	22/03/1990	21/03/2040	2.9381	San Dimas	Dgo.	Santa Rita	255	65	257
35	Am. Nvo. Contaestaca F.C.	321.1/2-397	186378	29/03/1990	28/03/2040	474.4759	San Ignacio	Sin	San Antonio	256	75	298
36	San Miguel I	321.1/2-645	186901	17/05/1990	16/05/2040	172.0582	San Dimas	Dgo.	Tayoltita	255	141	561
37	San Miguel 2	321.1/2-646	186902	17/05/1990	16/05/2040	452.0000	San Dimas	Dgo.	Tayoltita	255	141	562
38	Hueco Guarisamey	321.1/2-670	186949	17/05/1990	16/05/2040	6.1651	San Dimas	Dgo.	Santa Rita	255	148	589
39	Armida Sur Frac. I	321.1/2-601	189878	06/12/1990	05/12/2040	0.7607	San Dimas	Dgo.	Santa Rita	259	135	538
40	Hueco Tayoltita	321.1/2-717	191055	29/04/1991	28/04/2041	27.8795	San Dimas	Dgo.	San Antonio	262	90	355
41	La Soledad	321.1/2-700	191661	19/12/1991	18/12/2041	20.5031	San Dimas	Dgo.	San Antonio	261	166	661
42	Juan Manuel Tres	321.1/2-619	194784	15/06/1992	14/06/2042	334.5201	San Dimas	Dgo.	Tayoltita	268	167	664
43	Guarisamey II	321.1/2-514	195198	25/08/1992	24/08/2042	89.4634	San Dimas	Dgo.	Santa Rita	269	79	158
44	Armida	321.1/2-325	195215	25/08/1992	24/08/2042	98.2417	San Dimas	Dgo.	Santa Rita	269	88	175
45	Nuevo Contraestaca F. Este	321.1/2-324	196309	16/07/1993	15/07/2043	376.0000	San Ignacio	Sin	San Antonio	271	85	169
46	Guarisamey IV Frac. A	2/1.3/1004	196363	16/07/1993	15/07/2043	319.6344	San Dimas	Dgo.	Santa Rita	271	112	223
47	Tayoltita Norte	2/1.3/00995	196367	16/07/1993	15/07/2043	2,650.2912	San Dimas	Dgo.	San Antonio	271	114	227
48	Amp. SW Contraestaca	2/1.3/1025	198339	19/11/1993	18/11/2043	662.8185	San Ignacio	Sin.	San Antonio	277	20	39
49	Alicia II	2/1.3/1033	198408	26/11/1993	25/11/2043	204.4142	San Dimas	Dgo.	Tayoltita	277	54	108
50	Tayoltita	2/1.3/1039	198571	30/11/1993	29/11/2043	2,319.5200	San Dimas	Dgo.	Tayoltita	277	136	271
51	Tayoltita Oeste	2/1.3/1031	201555	11/10/1995	10/10/2045	1,395.0000	San Ignacio	Sin.	San Antonio	286	8	15
52	Guarisamey V Frac. 1	2/1.3/1229	203798	30/09/1996	29/09/2046	333.0000	San Dimas	Dgo.	Santa Rita	292	49	98
53	Guarisamey V Frac. NE	2/1.3/1231	203799	30/09/1996	29/09/2046	253.4236	San Dimas	Dgo.	Santa Rita	292	50	99
54	Guarisamey Sur	2/1.3/1547	208834	15/12/1998	14/12/2048	3,025.8239	San Dimas	Dgo.	Santa Rita	306	47	94
55	Guarisamey Norte	2/1.3/1549	209396	09/04/1999	08/04/2049	489.7110	San Dimas	Dgo.	Santa Rita	307	148	296
56	Contraestaca Norte	2/1.3/1441	209592	03/08/1999	02/08/2049	237.0914	San Ignacio	Sin	San Antonio	308	66	132
57	Guarisamey IV Frac. B	2/1.3/1548	209606	03/08/1999	02/08/2049	320.7168	San Dimas	Dgo.	Santa Rita	308	73	146
58	San Luis Norte 1	025/25313	215251	14/02/2002	13/02/2052	174.8316	San Dimas	Dgo.	Tayoltita	324	16	31
59	San Luis Norte 2	025/25314	215252	14/02/2002	13/02/2052	65.6208	San Dimas	Dgo.	Tayoltita	324	16	32
60	San Luis Norte 3	025/25315	215253	14/02/2002	13/02/2052	838.8994	San Dimas	Dgo.	Tayoltita	324	17	33
61	Ampl. Tayoltita Nte.	2/1.121-2117	215331	19/04/1994	18/04/2044	1,949.8447	San Dimas	Dgo.	Tahonitas	324	56	111
62	Tayoltita Sur	2/2.4/02118	215615	12/12/1996	11/12/2046	783.7122	San Dimas	Dgo.	Tayoltita	325	18	35
63	Tahonitas	025/31180	221050	14/11/2003	13/11/2053	283.0000	San Dimas	Dgo.	Tahonitas	340	35	70
64	San Miguel 3	2/1/02438	223676	02/02/2005	01/02/2055	3.4720	San Dimas	Dgo.	Tayoltita	347	88	176
65	Guarisamey Suroeste	2/1/02479	223782	15/02/2005	14/02/2055	358.5774	San Dimas	Dgo.	Santa Rita	347	141	282
66	Frac. Ampl. Noche Buena en Frapopan	025/34253*				11.0910	San Dimas	Dgo.	San Antonio
TOTAL HECTARES:						24,965.5105
*	Application for land not included in the expert works of the application exploitation mining concession presented the October 16, 1978; it's in processes.

5. ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESS

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires some 10 hours. A new highway (Highway 40) is under construction, connecting the city of Durango to the city of Mazatlan on the coast, which will significantly reduce the driving time to San Dimas. Primero maintains a de Havilland Twin Otter aircraft and a helicopter; both are based at Tayoltita. An approximate one half hour flight in the Twin Otter is required from either Mazatlan or Durango to Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on the company's regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Originally access to the Dimas district was from the town of San Ignacio, Sinaloa along a 55 km long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the Spring dry season. San Ignacio is connected by 70 km of paved roads to Mazatlan.

5.2	CLIMATE

Regionally, the climate is variable from the coast to the high plateau.

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35°C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm.

Weather does not affect the operations and mining is carried out throughout the year.

5.3	LOCAL RESOURCES

Sufficient pine, juniper and scattered oak trees grow on the higher ridges, to support a timber industry while the lower slopes, and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants including mining company personnel. Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by Primero personnel.

Electrical power is provided by a combination of Primero's own system and the Federal Power Commission supply system. Primero operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission supply system. Primero's hydroelectrical power was increased with additional turbines in a tunnel from Trout Lake and is now completed. Except for a few months of the year, during the dry season, Primero hydroelectric generation from its Trout Reservoir provides all the electric requirements of the San Dimas mines. It is planned in the future to increase the capacity of the Trout Reservoir by raising the height of the face of the dam to be able to meet all of the mine's electric requirements year round.

5.4	INFRASTRUCTURE

The infrastructure of the San Dimas district, roads, townsite, airport and mill tailings area for the operations of Tayoltita, San Antonio, and Santa Rita Mines is illustrated in Figure 5, around the town of Tayoltita.

The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked underground through tunnels to the Tayoltita mill and along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

The San Antonio mine is located 7 km west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed, from Tayoltita, by road some 3 km paralleling the Piaxtla River opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill, about an hour and a half drive in total.

PEM NEX \ P8M_05_Tayoltita_infrastructure.cdr
Last revision date: Wednesday 19 January 2011

Watts, Griffis and McOuat

DURANGO STATE
SINALOA STATE
398 E
402 E
406 E
410 E
SANVICENTE
SAN DIMAS
TAYOLTITA MINE
LAS PALMAS
San Fernando Tunnel
SANTA RITA
MINE
Tayolita Tunnel
Santa Rita Tunnel
Arroyo San Dimas
TAYOLTITA MILL
SAN ANTONIO
MINE
TAYOLTITA
TOWNSITE
SAN ANTONIO
MILL
Airport
SAN ANTONIO TAILINGS
TAYOLTITA
TAILINGS
San Luis H Tunnel
LA PUERTA
Rio Piaxtla
Graphics by: Watts, Griffis and McOuat Limited
N
0
1
5
Kilometres

Figure 5.

**Primero Mining Corp.**

***Infrastructure At Tayoltita***

*San Dimas District, Mexico*

*(after Luismin)*

Infrastructure at the San Antonio mine included a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops, but the mine and mill are now shut-down.

5.5	PHYSIOGRAPHY

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m above mean sea level ("amsl") on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

6. HISTORY

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria Mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as Luismin S.A. de C.V.

Historical production through 2010 from the San Dimas District is estimated at 587 million ounces of silver and 11.61 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas District during 2010 was approximately 85,429 ounces of gold and 4.5 million ounces of silver respectively, while production in 2009 was approximately 113,018 ounces of gold and 5.1 million ounces of silver respectively.

TABLE 3.
LUISMIN MINE PRODUCTION

Area	Tonnes	Mill Head Grade
		g Ag/t	g Au/t
Tayoltita
1996	259,807	275	1.3
1997	281,011	272	2.4
1998	294,979	242	2.3
1999	302,248	247	2.7
2000	279,164	254	2.8
2001	241,445	278	3.0
2002	178,334	262	3.5

Santa Rita
1996	79,898	432	2.6
1997	87,058	399	2.3
1998	106,764	341	2.3
1999	126,138	366	2.2
2000	160,428	308	2.1
2001	144,148	334	2.3
2002	134,810	493	4.2

San Antonio
1996	131,746	377	6.2
1997	148,302	356	5.3
1998	141,176	274	4.2
1999	136,025	267	3.8
2000	144,842	263	3.8
2001	146,470	319	5.1
2002	140,205	389	6.1

San Dimas District
2003	423,673	428	5.2
2004	397,646	525	6.9
2005	507,529	497	7.4
2006	688,942	438	7.8
2007	685,162	341	6.3
2008	657,479	259	4.3
2009	673,311	247	5.4
2010	612,253	244	4.5

7. GEOLOGICAL SETTING

The general geological setting of the San Dimas District is illustrated in Figure 6. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units (Figure 7). The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 m thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

PEM MEX 2009 \ PEM_06_San_Dimas_Geology.cdr
Last revision date: Wednesday 19 January 2011

State of Durango
State of Sinaloa
Carboneras
NORTH
Guamuchil
Arana
25°
35°
33°
35°
10°
35°
76°
35°
24°6'
34°
35°
Don Porfirio
CONTRA
ESTACA
TAYOLTITA
Peña Fault
Limoncito
Graphics by: Watts, Griffis and McOuat Limited
Legend:
Upper Volcanic Group
Piaxtla Intrusion
Arana Diorite And
Intrusive Andesite
Lower Volcanic Group
Fault
Vein
Geologic Boundary
Strike And Dip
Townsite
Mill
0 1 5
Kilometres

(After Henshaw, 1953; Randall, 1970; Smith and Hall, 1974; Nemeth, 1976; Clarke, 1982; Enriquez, 1995).

Figure 6.

**Primero Mining Corp.**

***Geologic Map Of The San Dimas District***

*San Dimas District, Mexico*

*(after Luismin)*

*Watts, Griffis and McOuat*

PEM MEX 2009/ PEM_07_LithoStratigraphy_SanDimas.cdr
Last revision date: Wednesday 19 January 2011
Watts, Griffis and McOuat

| Age | Formation Member | | Thickness (m) |
|---|---|---|---|
| Tertiary | Upper Volcanic Group | Capping Rhyolite | >1500 |
| | | Guarisamey Andesite | 200-300 |
| Upper Cretaceous | Lower Volcanic Group | Las Palmas Formation | 30-300 |
| | | Camichin | 50-300 |
| | | Productive | 300-850 |
| | | Portal Rhyolite | 50-250 |
| | | Buelna Andesite | 20-75 |
| | | Socavon Rhyolite | 250-750 |
| | | Piaxtla Intrusive | |

Unconformity
Arana Diorite
?
veins
Bolaños Dike
Santa Rita Dike
San Luis Dike

Graphics by: Watts, Griffis and McOuat Limited

Figure 7.

**Primero Mining Corp.**

*Litho-Stratigraphic Column Of The San Dimas District*
*Mexico*
*(after Luismin)*

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district however within most of the district is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east (Figures 8 and 9). In most cases, the faults are post ore in age and offset both the LVG and UVG.

All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55° (Guamuchil fault). Offsets on the blocks range from a downthrow of 150 m on the Peña and Arana faults, to more than 1,500 m on the Guamuchil fault.

PEM MEX / PEM_15_SanDumas_District.dwg
Last revision date: Wednesday, 19 January 2011
Watts, Griffis and McOuat

395,000mE
2,680,000mN
2,675,000mN
2,670,000mN
2,665,000mN
2,660,000mN
Scale 1 : 100,000
0 1 5
kilometres
N
TAHONITAS
Veta Minitas
Veta Tahonitas
Rincon de Calabazas
Veta chirimoio Norte
El Ranchito
Rancho Tanquesitos
Veta Tanquesitos
Carboneras
CARBONERAS FAULT
TINAJAS AREA
Veta Gurrola
Veta Franco
GUAMUCHIL FAULT
ARANA FAULT
TAYOLTITA
Veta Aurora
Veta Culebra
Veta Candelaria
ARANA HW
Veta 19-560
PEÑA FAULT
SAN VICENTE
Veta Luz y Reyes
SAN RAFAEL MINE
San Vicente
Veta San Rafael
Veta Noche Buena
San Dimas
Veta Pozolera
Veta San Dimitas
CENTRAL BLOCK
Veta San Luis
Socavon
SAN EDUARDO TUNNEL
TREVIÑO TUNNEL
SAN FRANCISCO TUNNEL
TAYOLTITA
SAN LUIS TUNNEL
Veta La Huerta
Guarisamey
Veta Magdalena
Veta Santa Rita
SANTA RITA
Veta El Sol
DON PORFIRIO FAULT
SINALOA FAULT
La Soledad
Veta Coronado
WEST BLOCK
Veta Roberta
Veta Az de Oros
SINALOA GRABEN
Veta Castellana
Veta Zacatecas
Santa Eulalia
SAN ANTONIO MINE
Veta Guadalupe
Contraestaca
GRABEN SINALOA TUNNEL
Veta El Oro
Veta Rosario
ROSARIO MINE
Veta San Isidro
ESCONDIDO TUNNEL
La Lechuguilla
PIAXTLA RIVER
LIMONCITO FAULT
EL CRISTO
Veta Cristo
Veta Camichin
Veta Verónica
Legend:
Proposed Tunnel
River
Tunnel done
Vein
Fault
Graphics by Watts, Griffis and McOuat Limited

Figure 8.

**Primero Mining Corp.**

***Structural Map of the San Dimas District***

*(after Luismin)*

W
E
San Antonio Mine
Castellana Mine
Tayoltita Mine
Santa Rita Mine
2,000m. above sea level
1,000m.
S.L.
Graphics by: Watts, Griffis and McOuat
(Source: Department of Geology)
LITHOLOGY
Upper Volcanic Group
Capping Rhyolite
Guarisamey Andesite
Lower Volcanic Group
Las Palmas Formation
Camichin Formation
Productive Andesite
Portal Rhyolite
Buelna Andesite
Socavon Rhyolite
Intrusive Rocks
Arana Diorite
Intrusive Andesite
Piaxlta Batholith
Orebodies
0
500
1000
Meters

Figure 9.

**Primero Mining Corp.**

*Geologic Section Across the San Dimas District*

*(after Luismin)*

8. DEPOSIT TYPES

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

9. MINERALIZATION

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 15 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. Examples of veins with mineralization in the Favourable Zone extending over considerable distances are illustrated in the following three mined veins, each vein extending for more than 2,000 m, in the Tayoltita Mine, the San Luis Vein (Figure 10) and in the San Antonio Mine the Guadalupe Vein (Figure 11) and San Antonio Vein (Figure 12). Three major stages of mineralization have been recognized in the district:

1.	An early stage.
2.	An ore forming stage.
3.	A late stage quartz.

Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages:

a)	quartz-chlorite-adularia;
b)	quartz-rhodonite; and,
c)	quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150 m in strike-length. Down-dip extensions of ore shoots are up to 200 m but are generally less than the strike length.

PEM MEX \ PEM_11_Long. Section San Luis Vein.cdr
Last revision date: Monday 31 January 2011

SW
NE
San Luis Shaft
Bolaños Dike
Arana Fault
Socavon Rhyolite
Portal Rhyolite
Productive Andesite
San Luis Ore body
Arana Hanging Wall
1000 m
Tayoltita Tunnel
Diorite Intrusive
Level 25
500 m
Piaxtla Granodiorite
Buelna Andesite
Favourable horizon
Graphics by: Watts, Griffis and McOuat Limited
Legend:
Explanation
Stope
0
125
625
Metres

Figure 10.

**Primero Mining Corp.**

*Longitudinal Cross-Section of San Luis Vein, Tayolita Mine*

(after Luismin)

Watts, Griffis and McOuat

PEM MEX \ PEM_13_Long. Section Guadalupe Vein.cdr
Last revision date: Monday 31 January 2011

SW
NE
Productive Andesite
Favourable Horizon
San Vicente Creek
Productive Andesite
600
600 m
900 m
Buelna Andesite
Don Porfirio fault
Contraestaca fault
Socavon Rhyolite
Sinaloa fault
Portal Rhyolite
Limoncito fault
Piaxtla Granodiorite
Graphics by: Watts, Griffis and McOuat Limited
Legend:
Explanation
Stope
0 125 625
Metres

Figure 11.

**Primero Mining Corp.**

*Longitudinal Cross-Section of Guadalupe Vein*
(after Luismin)

Watts, Griffis and McOuat

PEM MEX \ PEM_12_Long. Section San Antonio Vein.cdr
Last revision date: Monday 31 January 2011

SW
NE
Dykes
Productive Andesite
Portal Rhyolite
600 m
San Vicente Creek
Favourable Horizon
Productive Andesite
600 m
Buelna Andesite
Sinaloa fault
Socavon Rhyolite
Contraestaca fault
Dod Porfirio fault
Piaxtla Granodiorite
Graphics by: Watts, Griffis and McOuat Limited
Legend:
Explanation
Stope
0 125 625
Metres

Figure 12.

**Primero Mining Corp.**

*Longitudinal Cross-Section of San Antonio Vein*

(after Luismin)

Watts, Griffis and McOuat

10. EXPLORATION

Typical of epithermal systems, the silver and gold mineralization at the San Dimas District exhibits a vertical zone with a distinct top and bottom that Primero has termed the Favourable Zone (Figure 13). At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Primero is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, Ag:Au ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that Ag:Au ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the Ag:Au ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths (see Figure 13).

Primero applies a 30% probability factor to the volume of the favourable zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin/Primero has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral etc.) to the mined out area plus the Mineral Reserve area. After a review of numerous longitudinal vein sections for our August 2002 report, WGM concluded that the application of the 30% factor was justified.

Approximately US$6.0 million was spent during 2010 on exploration with 118 New holes drilled (approximately 42,000 m) and 315 m of exploration drifting completed. The majority of additional mineral reserves found during 2010 were in the Sinaloa Graben.

In the Central Block exploration (50 holes – 13,900 m) was focused on upgrading the inferred mineral resources to proven and probable mineral reserve categories and to expand the knowledge at depth of the mineralized system. Drilling indicated that the known mineralization extends to a depth of at least 150 m below the deepest current exploitation level.

PEM MEX \ PEM_10_Schem_Sect_Favourable_Zone.cdr
Last revision date: Wednesday 19 January 2011

TILTED ORE ZONE
Surface
Ag/Au Increase
Low metal ratios Ag/Au
High grade ore
Ag/Au Increase
Intrusive
EXPLANATION
Quartz
Favourable Zone
Ore Shoots
Ore occurs in a 30% of the Favourable Zone
Favourable Zone
Graphics by: Watts, Griffis and McOuat Limited

(Modified from Clarke, 1991)

0 1000 2000 m

Figure 13.

**Primero Mining Corp.**

***Schematic Section of the Favourable Zone (Epithermal Mineralized Zone)***

*San Dimas District, Mexico*

*(after Luismin)*

Watts, Griffis and McOuat

Twenty-nine holes (approximately 11,200 m) were drilled in 2010 in the Sinaloa Graben. Drilling was focused on upgrading a portion of the potential inferred mineral resource into the inferred category and to confirm that the mineralization (ore shoots) were a continuation of the ore shoots of the Central Block. The mineralization of the Sinaloa Graben remains open to the west and at depth.

Twenty three holes were drilled in 2010 in the Arana Hanging Wall to confirm the presence of large ore shoots suggested by previous results and although the drilling confirmed the presence of above average mineral grades the mineralization over narrow widths.

A 400 m x 400 m grid diamond program, over an area 1.5 km x 3.5 km, totalling 65 drill holes was begun in 2010 in the Arana Hanging Wall. Four drill holes were completed in 2010 on this potential high grade zone with 12 holes planned for 2011 (eight of the drill sites have been prepared ready to begin the drilling.

The Sinaloa Graben is a N-S trending block more than 7 km long by almost 2 km wide, bounded by two regional faults, Limoncito on the east and Sinaloa on the west (Figures 14 and 15) containing more than 10 veins of which only two, the San Juan and San Vicente veins have been mined with the remainder of the veins unexplored.

Table 4 lists the five drillholes and development on Arana-Julieta vein that confirm the presence of the mineralization and produced the resulting estimation of Mineral Reserves.

TABLE 4.
SINALOA GRABEN BLOCK, MINERAL RESERVES
(As of December 31, 2010)

Holes and Development	Tonnes	Au	Ag	True Width	Au	Ag
		(g/t)	(g/t)	(m)	(oz)	(oz)
DDH TGS S-22	57,777	6.81	958	8.56	9,840	1,034,319
DDH TGS S-15	50,768	8.08	403	7.52	13,192	657,201
DDH TGS S-07	15,087	4.17	191	2.24	2,022	92,661
DDH TGS 7-17	14,992	3.73	481	2.22	1,797	231,663
DDH PIL 7-01	19,589	16.00	508	2.90	10,077	320,112
Aranza-Julieta (2P)	50,784	5.43	484	2.06	8,865	789,492
Total	208,997	6.81	465		45,792	3,125,447

Based on San Dimas past production and knowledge of the Favourable Zone, an Inferred Mineral Resource of 6.8 million tonnes has been estimated in the first trimester of 2010 in the Sinaloa Graben to contain some 1.1 million oz Au and 82.1 million oz Ag. With the mine’s numerous years of developing Inferred Mineral Resources into Mineral Reserves these resources indicate a long life to the mine and encourages further exploration and development of other areas in the mine.

PEM MEX / PEM_16_San Dimas District HigherGradeTrend_2011.dwg (Layout_55K)
Last revision date: Monday 31 January 2011

400,000mE
406,000mE
2,676,000mN
2,670,000mN
2,664,000mN
Scale 1 : 55,000
0 550 2,750
Metres
BLOCK CENTRAL
VETA : REBAJE :
* Santa Lucia 1-128 3-170 2-182 7-370 8-086
* San Salvador 8-773
* Castellana 8-835 8-674 11-450
* Celia 11-752 14-747
* Soledad-Jael 8-878 11-975 9-833
* Marina I 11-151 8-109 10-145
* Marina II 8-553 8-086
* Robertita Nancy 10-868 11-601 W 11-530 12-601 17-691 18-791 16-790
* Katia 15-810
* Roberta 10-882 12-851 14-823 14-912 14-780 17-845 17-848 16-848 21-1-6
* Development
TAYOLTITA
VETA : REBAJE :
* 25-300 (Arana-Indep.) 25-300
* Independencia 25-080 25-145 26-165
* 25-207 25-271
* Maria Elena 25-160
SANTA RITA
VETA : REBAJE :
* America 16-722 17-752
* Patricia 18-803
* Carolina 18-812
* Cristina 18-815
* Claudia 18-823
* Magdalena 20-799
* Sandra 21-430
TAHONITAS
CARBONERAS
ESTADO DE DURANGO
ESTADO DE SINALOA
FALLA EL PUERTO
FALLA ARANA
ARANA HANGING WALL
TAYOLTITA MINE
CENTRAL BLOCK MINE
ITZEL
DDH A-25-217(1) Ag Au Ancho Real 778 7.9 (0.80m)
SAN VICENTE
SAN DIMAS
SINALOA GRABEN BLOCK
Ag - Au HIGH GRADE TREND
SAN FERNANDO
GRAL RAFAEL BUELNA
GUARISAMEY
WEST BLOCK AREA
DDH MAR-9-17 Ag Au Ancho Real 514 8.86 (2.45m)
DDH RC-16-02 Ag Au Ancho Real 132 3.27 (1.43m)
DDH R0-20-05 Ag Au Ancho Real 514 4.23 (1.27m)
DDH PIL-7-01 (Sta. Teresa) Ag Au Ancho Real 508 16.0 (2.90 m)
DDH SOL-9-02 Ag Au Ancho Real 549 10.67 (1.81m)
DDH TGS-S-22 (S. Nte) Ag Au Ancho Real 958 6.81 (8.56m)
DDH TGS-S-15 (S. Nte) Ag Au Ancho Rea 403 8.08 (7.52m)
TUNEL TREVIÑO
TUNEL SANTA RITA
TUNEL SAN FRANCISCO
TAYOLTITA
PRESA CUPIAS
CONTRA ESTACA
DEV RAMP7-129 W Ag Au Ancho Real 1,115 10.30 (2.75m)
TUNEL GRABEN SINALOA
EL CRISTO
RIO PIAXTLA
SAN DANIEL
TAJOS
VERDOZA
Legend:
Ag - Au High Grade Trend
Tunnel Budget 2011
Tunnel Done
Proposed Tunnel
Town
Fault
Vein
Exploration Budget 2011
Drilling (m) 53,000
Drifting (m) 3,781
Graphics by Watts, Griffis and McOuat Limited

Figure 14.

**Primero Mining Corp.**

*San Dimas District*
*Higher Trend 2011*
*(After Primero)*

Watts, Griffis and McOuat

PEM MEX \ MLA_02_Sinaloa_Graben_Plan_CrossSection.cdr
Last revision date: Wednesday 26 January 2011

Graphics by: Watts, Griffis and McOuat Limited
NW
Sinaloa Graben Block.
SE
Santa Lucia
Rosario
Faults
Drilling Plan
Drifting Plan
Drifting Done
Drilling Plan 2010
Drifting Plan 2010
DDH TGS-S-22
Sinaloa Norte Vn
Ag Au m
958 6.81 8.56m
TGS-S-15
Sinaloa Norte Vn
Ag Au m
403 8.08 7.52
Zacatera-
Julieta
San Salvador
Favorable zone
1,000m
Limoncito
Ramp
S Graben Tunnel
500m
Roberta
Robertita
Marinas
Soledad
Castellana
DDH TGS-S-07
Robertita Vn
Ag Au m
191 4.17 2.24
DDH TGS-7-17
Julieta Vn
Ag Au m
481 3.73 2.22
N
400,000
401,000
Limoncito Flt.
Roberta
Robertita
San Dimas Creek
Celia-Castellana
Zacatera
San Salvador
San Ramon
Santa Lucia
TGS-S-02 y 03
TGS-S-07
S Graben Tunnel
Limoncito
Ramp
S Graben Tunnel
Sinaloa Flt.
TGS-
S-04 & 05
Pilar
Mine
2,268,000
Sta Teresa
Sn Mateo
PIL 7-01
2,267,000
Sta Eulalia
Sinaloa Norte
TGS-S-22
TGS-S-15
TGS-7-17
Sinaloa
Mine
Rosario
Macho Bayo
0 500
Metres
Legend:
Cumbres Rhyolite (Trc)
Cumbres Rhyolite (Trc)
Productive Andesite (Kpa)
Rhyoilite (Kpr)
Buelna Andesite (Kba)
Socabon Rhyiolite (Krs)
Piaxtla Intrusive (Ktpcg)
Watts, Griffis and McOuat

Figure 15.

**Primero Mining Corp.**

*Plan and Cross Section of Sinaloa Graben*

(after Luismin)

11. DRILLING

Exploration of the Favourable Zone at San Dimas District is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Primero. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$130/m.

Primero conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Twelve diamond drill rigs and crews are employed in the mines, of which four are contracted.

Given that the majority (70%) of the Favourable Zone is not mineralized and the magnitude of the number of mine vein workings, it is WGM's opinion that confirmatory diamond drilling was not warranted and Wheaton did not conduct any independent diamond drilling during its due diligence exercise in 2002. WGM also visited an operating diamond drill rig underground and observed the core handling, and, later at the core shack, examined the drill core in detail, the sample splitting by diamond sawing, the bagging, tagging and shipment to the mine assay laboratory. All operations, observed by WGM, were being done in a professional manner. Core boxes are well marked and stored and very detailed geological logging is carried out.

12. SAMPLING METHOD AND APPROACH

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings:

1.	Samples of the mineralized zones exposed by the mine workings.
2.	Samples of the diamond drill core from the exploration/development drilling.

Samples are also collected but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 m intervals. Splits are also taken along the sample line to reflect geological changes. No sample length is greater than 1.5 m. Once the ore block has been outlined and the mining of the block begins the sample line spacing may be increased to 3.0 m. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 g representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the SGS laboratories in Durango. Routine assaying of standards is also carried out at the mine assay laboratory.

WGM reviewed all the steps in the sample handling at the Tayoltita mine assay laboratory from the initial recording and control of the numbers of incoming samples through the crushing, splitting, grinding and collecting of a subsample for fire assay. This is followed by the preparation for fire assay and cupellation and the weighing of the silver-gold and gold beads.

The procedures used by Primero's assay laboratories are those originally introduced by the former American mine owners. Certain steps have through time have become somewhat slack and could be improved i.e. more rolling of the pulp sample to be better homogenized, better control of the dust, rock chips in the crushing-grinding area.

In order to monitor the quality of the assay results of the Tayoltita mine laboratory, Primero every three months sends a series of blanks, standard and duplicate samples to the commercial laboratory SGS in Durango Mexico. A total of 728 samples were sent for comparative analysis in 2010.

The Tayoltita results, particularly during the first and fourth quarters of 2010 showed differences of some concern of the assay results with those of the SGS laboratory and particularly those of the gold assay results of the blank and standard samples. These differences could be due to the weighing of the sample; the method of analysis; a human error; or contamination of the sample at the start of the assaying process; or a combination of them.

WGM noted during the visit to the Tayoltita laboratory that the Primary Crusher was contained in the same room as that of the further processing (grinding and splitting etc.) and WGM suggested that the dust from the Primary Crusher might be contaminating the sample and the cause of the differences. Primero plans to relocate and separate the Primary Crusher from the grinding of the samples.

WGM recommends that Primero continue and closely monitor the program of sending the samples to the SGS laboratory to ensure that the quality of the Tayoltita assaying neither over or under the estimates the mineral reserves. WGM believes, however, that the sample preparation, analysis and security process is without any serious problems.

14. DATA VERIFICATION

WGM did not collect any individual samples to verify the silver-gold mineralization at the Primero mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous doré bars and receipts of payment from the sale of the doré bars.

WGM did not independently sample or assay any of the mineralization at the mines but is satisfied that the mines are producing silver and gold.

Starting in September 2005, the mine laboratory has been sending on a regular basis (monthly or trimonthly), an approximate average of 70 duplicate samples per month to a commercial laboratory (SGS or Chemex). The samples are analyzed for their Au and Ag contents to check the analytical results of the Tayoltita mine laboratory. Samples are analyzed at the commercial laboratories using the same analytical procedures as the mine laboratory. Primero plans to continue to monitor its mine assay results. WGM recommends that blind mine standards (high, medium low grade) and blind blanks be introduced into the analytical stream process.

In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories. In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

As part of the verification of the reported precious metal production by Luismin, a review was carried out by WGM of the reported silver and gold ounces of production from the Luismin mining (smelting) operation and compared to the reported settlement of ounces for silver and gold. There was excellent agreement between the reported metal production (ounces) and the settlement (ounces) by the refinery.

Experience at the mine has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

15. ADJACENT PROPERTIES

Exploration over the past few years has been concentrated on finding new Mineral Resources/Mineral Reserves in the immediate area of the present mine workings. Primero holds a very large land position around the present/past mine workings and as such there are no adjacent properties. More than 120 mineralized veins are known within the San Dimas district land holdings.

Tunnels driven to provide better access to the numerous producing mines continually cross-cut and discover new veins. In a helicopter flight over the land holdings surrounding the mines, WGM observed untested, relatively unknown, extensively hydrothermally altered areas characteristic of epithermal vein mineralization. These lands hold promise for future exploration.

16. MINING OPERATIONS

16.1	GENERAL

The mines of Primero in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, Central Block and Santa Rita. With the current and near term mine plans, the Central Block is scheduled to provide the San Dimas mine production. Production is programmed to come from: 10 veins (35 stopes) in the Central Block. With completion of the San Luis Tunnel, development of the Central Block has evolved to connect with the San Antonio mining area. This mining area is characterized by veins that dip 75° with variable widths and is currently being developed as an important mining area for San Dimas. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.

The San Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation.

San Dimas, the largest centre of Primero operations, is located on the border of Durango and Sinaloa States. The district is characterized by the very rugged terrain of the Sierra Madre Occidental mountains with steep walled canyons and high mountain peaks which has presented challenges to the establishment of mining operations and haulage routes, mill sites and tailings management areas.

The production of the three mines of Primero's San Dimas Mining operations in 2010 was 612,253 tonnes at 4.5 g Au/t and 244 g Ag/t.

16.2	GROUND SUPPORT FOR MINING

The ground conditions throughout most of the San Dimas operations are good. Routine operations do not employ rockbolting or any other ground support with any regular pattern. In wider stopes where the veins are flat lying, some split sets are used and low-grade pillars are left for support. Apart from some minor problem areas, no bolting is used in the main haulage ramps and drifts. In areas that require ground support, steel arches and lagging has been used as well as shotcrete and screening. Primero now employs a rock mechanics engineer to review ground conditions and mine planning on an ongoing basis.

16.3	GRADE CONTROL

Grade control in the San Dimas operations is difficult to manage because of the inherent dilution of narrow vein mining. Additionally, the veins at San Dimas pinch and swell and have significant variation in grade over relatively short distances. Dilution is also added by uncemented waste rock that is used to backfill the stopes and used as a working base for subsequent cuts. Fill lines are marked by paint for reference while mucking on top of fill to reduce dilution. Chip sampling is completed at regular intervals across the back as headings are advanced. Mine geologists also mark grades directly on the stope walls to guide the mining advance. The visibility of the vein contacts and to a lesser extent the higher grade ore zones help to guide grade control within each stope.

During 2004, the operations at San Dimas mill throughput had to be reduced to maintain high recoveries from the higher grade ore being processed. The reduced milling rate ensured that the leach extraction and metal recoveries from solution could be optimized with the limited capacity limitation of this part of the mill circuit. This has provided the mining operations the opportunity to blend the ores to a more uniform grade and produce for a more stable mill operation. At the end of August 2004, the Tayoltita Mill operation was processing ores at gold and silver grades of 6.9 g/t and 524 g/t which are 60% and 36% higher than plan respectively.

High grade gold and silver ores continued to be mined in the years 2005 and 2006 that required continued blending of the ore for the mill, however with most of the production now coming from the Central Block blending of the ores is not required and is fed directly to the mill.

16.4	OPERATIONS WORKFORCE

Primero employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce as of December 2010 of 1,099 with 679 at Tayoltita of which 236 are contracted, and 420 in the Central Block of which approximately 267 are contracted.

16.5	DISCUSSION

WGM regards the diligence and work ethic of the Primero management team as major contributors to the success of the Primero operations. Their efforts are evident in the general order and cleanliness of the mines and mills and a testament to well run operations. Over the past 12 years the operations have made significant improvements in productivity. Over the past seven years the accident frequency per 1,000,000 man-hours has been reduced from an index of 8.53 in year 2004 to 2.14 in year 2009 and 1.62 in year 2010. There has been considerable progress, since the initial site visits in 2002, in the introduction of international guidelines throughout the operations.

17. MILLING OPERATIONS

17.1	GENERAL

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita Mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed capacity of 2,100 tpd (SG 3.7, Wi 14.7 kW-Hr/T)

In 2010, the mill averaged 1,806 tpd (339 days of operations).

The following summarizes the performance of the San Dimas milling operations during 2009.

Tonnes milled	612,253
Grade Ag (g/t)	244
Grade Au (g/t)	4.46
Recovery (Ag)	94.0
Recovery (Au)	97.4
Oz (Au)	85,429
Oz (Ag)	4,532,006

17.2	TAYOLTITA MILL

The Tayoltita mill presently employs two-stage crushing and two ball mills (12' x 14') that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant ("CCD") circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two pumping systems have been installed to transport the high density tailings (53% solids) slurry to a box canyon 1,847 m east and up 125 m from the mill site for permanent disposal. The first principle pumping system is a Putzmeister piston pump while the second system, three Geho (piston diaphram pumps) is only used during the maintenance of the Putzmeister pump. Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars (average 98% pure).

The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in two small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 2,350 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill's capacity is 2,100 tpd.

The 2,100 tpd expansion since 2003 included a new cone crusher and dust collection/system and the installation of a 1,000 hp ball mill providing two stage grinding and the Putzmeister tailings pump (Figure 16). The expansion retrofitted a number of existing tanks for higher capacity for solid liquid separation. Included in the expansion was increased automation and process controls as well as a general upgrade of the plant power distribution and control system.

PEMMEX / PEM_03_Flow_Chart_El_Perihuete_2100TPD.cdr
Last revision date: Monday 24 January 2011

Watts, Griffis and McOuat

"EL PERIHUETE" MILL
Flowsheet – June 2010 – 2100 TPD
Rich Solution
Precipitate
Pulp
Zinc
Tailings
Barren Solution
Return Solution
Dore
Slag
Industrial Water
EQUIPMENT CHARACTERISTICS

| | |
|---|---|
| COARSE ORE BIN | CAP. 780 TON |
| CONVEYOR BELT N° 1 | 36" W, 49.1' L |
| JAW CRUSHER | PETTIBONE 20"x 36" |
| CONVEYOR BELT N° 2 | 24" W, 160.6' L |
| INTERMEDIATE ORE BIN | CAP. 375 TON |
| VIBRATING SCREEN | TRAYLOR 8 'X16' |
| CONVEYOR BELT N° 3 | 36" W, 18.5' L |
| CONVEYOR BELT N° 4 | 36" W, 77.6' L |
| CONVEYOR BELT N° 5 | 36" W, 86.1' L |
| SECONDARY CRUSHER | HP-300 |
| TERTIARY CRUSHER | SYMONS 7 Ft |
| CONVEYOR BELT N° 6 | 24" W, 750.7' L |
| FINE ORE BINS N° 1 & N° 2 | CAP. 1,000 TON Ea. |
| BALL MILLS (2) | 12' X 14' MARCY |
| PRIMARY THICKENNER N° 1 | 48'X12' (d x h) |
| PRIMARY THICKENNER N° 2 (HI-CAP) | 55'X10' (d x h) |
| AGITATORS (7) | 30'X24' (d x h) |
| AGITATORS (1) | 30"X28" (d x h) |
| SUPERAGITATORS (6) | 50 "X30" (d x h) |
| THICKENNER - INTERMEDIATE (2) | 30 "X10" (d x h) |
| THICKENNER - INTERMEDIATE (1) (HI-CAP) | 40"X10" (d x h) |
| SHEET FILTERS AUTOJET (2) | |
| FILTERS PRESS (4) | 60" SQUARE |
| INDUCTION FURNACE (2) | CAP. 100kg |
| GEHO PUMPS TZPM-180 (4) | |
| DELKOR THICKENNER (1) | 50 FT HI-PAC |
| DELKOR THICKENNER (1) | 80 FT HI-PAC |
| BUFFER TANK (1) | 30 x 24 (dxh) |
| PUTZMEISTER SAND PUMP | HSP -25100 |

Figure 16.

PRIMERO MINING CORP.

*Flowsheet of El Perihuete 2100TPD Processing Plant*

(after Primero)

Graphics by: Watts, Griffis and McOuat Limited

18. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18.1	GENERAL

The Proven and Probable Mineral Reserves, estimated by Primero as of December 31, 2010 for the three operating mines in the San Dimas District, Tayoltita, Santa Rita and San Antonio/Central Block are 5.88 million tonnes at 332 g Ag/t and 4.69 g Au/t.

Similarly an Inferred Mineral Resource, separately reported and estimated by Primero, is about 16.853 million tonnes at an approximate grade of 330 g Ag/t and 3.67 g Au/t. Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

WGM reviewed the estimation methods used by Primero and found them reasonable, and believes that the above Mineral Reserve and Mineral Resource estimates fairly represent the Mineral Reserve/Mineral Resource potential.

WGM is not aware of any environmental, permitting legal, title, tax, socio-economic, marketing or any other relevant issue that might materially affect the Mineral Reserve and Mineral Resource estimates.

18.2	PRIMERO APPROACH

Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, Primero estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m; however, on occasion where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

Primero's practice is to apply gold and silver correction factors to the grades as estimated for the in situ mineralization to correlate with the head grades of the mill feed. The correction factors account for losses in gold and silver values in the cut-and-fill mining method as well as for dilution.

18.3	PAH AUDIT

Luismin had retained Pincock, Allen and Holt ("PAH") on three occasions to audit the reserves and resources of the operations. PAH visited the three mines of San Dimas and the San Martin mines in December 1999. PAH has produced three reports1 dated September 1998, April 2000 and January 2001 reporting on Luismin Resource/Reserve estimates dated June 30, 1998, December 31, 1999 and October 31, 2000.

PAH’s approach to audit the Mineral Reserves was to:

  review the parameters used to estimate resources and reserves;

  review the methods of estimation and classification;

  check calculations of grade, width and/or tonnage on individual blocks of reserves; and,

  review the predicted reserves against production for the same areas on an annual basis.

The results of PAH’s audit found no significant errors in calculation of the Mineral Reserves.

PAH also reviewed Luismin’s estimate of Inferred Resources and stated:

"Based on a historical review of the tonnage of material that was originally estimated as…[Inferred Resources]…and the tonnage of material that was ultimately mined or defined as mineable reserves, it is PAH’s opinion that there is a high probability that further exploration and mine development will convert a substantial amount of these resources into mineable reserves."

PAH’s statement of Inferred Resources in the January 2001 report is essentially equivalent to the statement of Inferred Resources in this report. While there are minor discrepancies between the PAH and the WGM reports, in our opinion these are not material.

18.4	VOLUME ESTIMATE

The sample data are posted on level plans, and a geologist defines the limits of mineralization across and along the vein to determine the block lengths for mining and Mineral Reserve estimation. The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average mineralized width of the vein and the measured longitudinal area (corrected for the dip of the vein).

[1]Reports included audit of the previous owned and operated La Guitarra Mine.

18.5	TREATMENT OF HIGH GRADE ASSAYS

Cutting of high grade values is sometimes carried out by the geologist estimating the tonnage and grade of a block. Primero informed us that the rule for the cutting of high grade silver values, i.e. those greater than 350 g Ag/t, is to average the high grade value with the silver values of the samples immediately adjacent on either side of the high grade sample, i.e. the average of three sample values. If the high grade value of the sample is equal to, or greater than three times the average then both the silver and gold values of the high grade sample are cut in half.

18.6	TONNAGE FACTOR

The tonnage factor for the mines that use the metric system is to multiply the volume in cubic metres by 2.7 (SG) to give tonnes and similarly in the mines using the English system to divide the volume, in cubic feet, by 13 to give tonnes. WGM believes that these factors are reasonable.

18.7	DILUTION

Prior to October 2000, an empirical dilution curve was applied to correct the silver and gold values at the mines of the San Dimas District. The curve was developed from years of experience measuring the head grade in the mill at the Tayoltita mine. However, as the silver grades mined decreased, a statistical study in 1999 showed that the empirical dilution curve was no longer appropriate. The 1999 statistical study was based on more than 12,000 data entries from the various mines compared to the head grades of the mill. The results indicated the need to apply the following new correction factors to both silver and gold values.

Since November 2000, grade corrections of -15%, or 0.85 by silver grade, and –5%, or 0.95 by gold grade, have been applied. The adjustments incorporate, in WGM's opinion, grade differences due principally to dilution and to mining losses but also correct, according to Primero, other factors that affect the results of the silver and gold assays, namely: 1) the collecting and splitting of the samples; 2) grinding contamination in the assay lab; 3) contamination during the cupellation of samples with very high values in silver and gold; and, 4) weighing errors in determining the gold and silver grades of the samples. A tonnage mining dilution of 10% is applied after the grade correction.

To account for narrow veins, an additional dilution factor of 10% (at zero grade) is also applied to blocks less than 5,000 tonnes at the San Dimas mines.

Primero does not apply a mining recovery factor but since the reserve tonnes balance well with the tonnage mined, WGM estimates that mining recovery is already included in the estimation.

18.8	CUTOFF GRADE

The calculation of the minimum cutoff grade is based on market metal prices (adjusted monthly) for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade. The same cutoff grade is applied to each of the mining areas in the San Dimas district. The cutoff grade, for estimation of reserves at the San Dimas mines, as of December 31, 2010, was US$99.84/t.

18.9	CLASSIFICATION OF RESERVES

The terminology used by Primero to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101. Primero’s Mineral Resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Mineral Resources. We have used the term Inferred Mineral Resources for this material throughout this report.

The following criteria are used by Primero to classify Proven and Probable Mineral Reserves. The distance for vertical projections for Proven Mineral Reserves and Probable Mineral Reserves is a function of the length of the block, defined as follows:

Block Length	Maximum Vertical Projection	Maximum Vertical Projection
	for Proven Mineral Reserves	for Probable Mineral Reserves
Less than 15 m (50 ft)	4 m (12 ft)	8 m (24 ft)
15 to 45 m (50 to 148 ft)	8 m (24 ft)	16 m (52 ft)
45 to 85 m (148 to 279 ft)	16 m (52 ft)	32 m (105 ft)
Greater than 85 m (279 ft)	20 m (65 ft)	40 m (135 ft)
Blocks are adjusted to reflect faults, old workings and/or vein intersections.

Primero also estimates Probable Mineral Reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

Vein Thickness	Size of Block
Less than 1.0 m	25 x 25 m
1.0 to 1.5 m	35 x 35 m
Greater than 1.5 m	50 x 50 m

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "probable reserves from drilling". If the drillhole assays are more than 50 m from sampled underground workings or adjacent drillholes, the block is classified as Inferred Resources.

Primero also estimates Inferred Mineral Resources based on the geological interpretation of partially explored veins and the vertical extent of the "Favourable Zone" of the epithermal mineralization. An average grade is determined from the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings.

Past mining experience shows that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein in the Favourable Zone is very irregular but statistically occupies 30% of vein in the zone. The extent of extrapolation of an individual vein in the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies. The extrapolation of a particular vein is based on various individual criteria, e.g. the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings, by surface exposure and/or by intersection with diamond drillholes. The strength, width and character of the individual vein determine the geological confidence in the distance of the extrapolation of the vein.

A total of more than 100 veins, at Tayoltita, San Antonio and Santa Rita (Figure 17), comprise the Inferred Mineral Resource of the San Dimas District. The various veins and the corresponding length, width and height projected are used to determine the total volume/tonnage of the Favourable Zone and ultimately the 30% of the total tonnage figure represents the Inferred Mineral Resources.

PEM MEX / PEM_07_SanDimas_Regional Struct.dwg (Layout: 58K PT)
Last revision date: Thursday 20 January 2011

400,000m.E
406,000m.E
2,676,000m.N
2,670,000m.N
2,664,000m.N
NORTE
BLOCK CENTRAL
VETA :
REBAJE :
* Santa Lucia
* San Salvador
* Castellana
* Celia
* Soledad-Jael
* Marina I
* Marina II
* Robertita Nancy
* Katia
* Roberta
* Development
TAYOLTITA
VETA :
REBAJE :
* 25-300 (Arana-indep.) 25 - 300
* Independencia 25 - 086 25 - 145 26 - 165
* 25-207 25 - 271
* Maria Elena 25 - 160
SANTA RITA
VETA :
REBAJE :
* America 16 - 722 17 - 752
* Carolina 18 - 812
* Cristina 18 - 815
* Magdalena 20 - 709
* Sandra 21 - 430
TAHONITAS
CARBONERAS
ESTADO DE DURANGO
ESTADO DE SINALOA
FALLA EL PUERTO
SAN DIMAS
SAN VICENTE
SAN FERNANDO
GRAL. RAFAEL BUELNA
GUAMPAMEY
TUNEL SANTA RITA
TUNEL SAN FRANCISCO
TAYOLTITA
PRESA CUPIAS
CONTRA ESTACA
TUNEL GRABEN SINALOA
EL CRISTO
RIO PIAXTLA

**Legend:**

| | |
|---|---|
| (pink dot) | *Drilling Budget 2010* |
| (pink line) | *Drifting Budget 2010* |
| (green dot) | *Drilling Plan* |
| (green line) | *Drifting Plan* |
| (red dot) | *Drilling Budget 2011* |
| (red line) | *Drifting Budget 2011* |

Graphics by Watts, Griffis and McOuat Limited

0 500 1000 2000

Metres

400,000m.E

Figure 17.

**Primero Mining Corp.**

**Regional Structure and Known Veins**

*San Dumas District, Mexico*

*(after Primero)*

*Watts, Griffis and McOuat*

18.10	RECONCILIATION BETWEEN RESERVES AND PRODUCTION

The most useful test of a Mineral Reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area. Reconciliation between the reserves of the Tayoltita/Santa Rita mines and the San Antonio mine, and production from the same areas for the period 1978 to 2010 is shown on Tables 5 and 6. In November 2003, the mill at San Antonio was closed and all milling operations from the three mines are now carried out at the Tayoltita mill. However the reconciliation between the two mill/mine operations showed very close agreement and the same is expected at the Tayoltita mill.

18.11	DISCUSSION

Primero does not include the Inferred Mineral Resources in its Mineral Reserve Estimate. The Inferred Mineral Resources are targets to develop additional reserves. To determine how successful they had been in converting Inferred Mineral Resources into Mineral Reserves, Mine geologists studied a number of veins in each of the four mines. It is important to note that the study did not include all the veins that were mined during the period and thus the mine production for the same period will be greater. Table 7 illustrates the percentage of the resources that have been successfully transferred into reserves from selected veins, at each of the mines, over the 20 year period (1979 to 1998). Luismin records, over the 20 year period, show that follow-up exploration has converted on average almost 90% of the Inferred Mineral Resources into Mineral Reserves.

The Inferred Mineral Resources of the San Dimas District as of December 31, 2010 as estimated by Primero and reviewed by WGM are shown in Table 8. Tables 9, 10 and 11 give the breakdown of the individual veins summarized in Table 8.

During WGM’s review of Primero’s Resource/Reserve estimation procedures, a detailed step-by-step estimation of a block by WGM produced a similar tonnage and grade estimate to that produced by Primero.

Recent exploration of five veins along the San Fernando Tunnel (Figure 18) in the area known as the Central Block has outlined more than 2.1 million tonnes of Mineral Reserves containing significant gold and silver values. Figures 19 through 23 illustrate the Mineral Reserve blocks along longitudinal sections of the five veins.

TABLE 5.
RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION – TAYOLTITA -SANTA RITA
(1978-2010)

YEAR		TONNES			SILVER GRADE			GOLD GRADE		SILVER CONTENT			GOLD CONTENT
			Variance	g Ag/t		Variance	g Au/t		Variance	Contained oz		Variance	Contained oz		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1978	156,000	159,628	2.30%	400	404	1.00%	7.00	7.10	1.40%	2,006,207	2,073,424	3.4%	35,109	36,438	3.8%
1979	156,000	161,428	3.50%	400	395	-1.30%	7.00	6.50	-7.10%	2,006,207	2,050,094	2.2%	35,109	33,735	-3.9%
1980	162,000	162,290	0.2	390	381	-2.3	6.40	6.40	0	2,031,284	1,987,991	-2.1%	33,334	33,394	0.2%
1981	162,000	155,837	-3.8	390	468	20	6.40	7.80	21.9	2,031,284	2,344,845	15.4%	33,334	39,080	17.2%
1982	162,000	158,163	-2.4	390	483	23.8	6.40	7.70	20.3	2,031,284	2,456,121	20.9%	33,334	39,155	17.5%
1983	195,000	176,643	-9.4	383	422	10.2	6.50	6.90	6.2	2,401,179	2,396,661	-0.2%	40,751	39,187	-3.8%
1984	216,000	200,256	-7.3	396	424	7.1	6.30	6.60	4.8	2,750,047	2,729,915	-0.7%	43,751	42,493	-2.9%
1985	202,800	197,864	-2.4	422	433	2.6	5.30	6.30	18.9	2,751,513	2,754,561	0.1%	34,557	40,077	16.0%
1986	236,300	222,295	-5.9	396	423	6.8	5.77	6.20	8.8	3,008,500	3,023,206	0.5%	43,836	44,311	1.1%
1987	224,055	200,323	-10.6	348	310	-10.9	3.90	3.93	-6.7	2,506,831	1,996,596	-20.4%	28,094	25,311	-9.9%
1988	222,520	256,756	1.9	346	319	-7.8	3.67	4.38	-10.3	2,475,348	2,325,665	-6.0%	26,256	36,156	37.7%
1989	224,475	254,142	-0.1	312	262	-16	3.33	3.95	-8.6	2,251,716	1,888,088	-16.1%	24,033	32,275	34.3%
1990	229,607	214,025	-6.8	287	248	-13.6	2.50	3.58	-2.9	2,118,645	1,706,530	-19.5%	18,455	24,634	33.5%
1991	149,760	158,120	5.6	335	275	-17.9	2.90	3.33	-16.5	1,612,990	1,398,032	-13.3%	13,963	16,929	21.2%
1992	234,685	237,580	1.2	341	311	-8.8	2.26	3.49	5.8	2,572,947	2,375,571	-7.7%	17,052	26,658	56.3%
1993	293,885	297,581	1.3	285	303	6.3	2.90	3.32	-6.5	2,692,858	2,898,982	7.7%	27,401	31,764	15.9%
1994	300,150	300,711	0.2	307	286	-6.8	2.30	2.95	-10.5	2,962,565	2,765,114	-6.7%	22,195	28,521	28.5%
1995	303,891	323,803	6.6	315	301	-4.4	2.00	3.06	-5.9	3,077,652	3,133,611	1.8%	19,541	31,856	63.0%
1996	334,225	339,704	1.6	311	312	0.3	1.90	3.30	4.1	3,341,877	3,407,634	2.0%	20,417	36,042	76.5%
1997	366,206	368,069	0.5	306	299	-2.3	2.20	3.32	-0.2	3,602,782	3,538,328	-1.8%	25,902	39,288	51.7%
1998	388,163	401,743	3.5	274	264	-3.6	1.85	3.06	-5.1	3,419,446	3,409,975	-0.3%	23,088	39,524	71.2%
1999	414,400	428,386	3.4	294	278	-5.4	2.37	3.05	2.7	3,917,042	3,828,933	-2.2%	31,576	42,007	33.0%
2000	432,690	439,590	1.6	288	274	-4.9	2.50	3.12	1.4	4,006,457	3,868,390	-3.4%	34,778	44,095	26.8%
2001	440,720	385,660	-12.5	273	299	9.7	2.33	3.55	18.9	3,868,268	3,706,692	-4.2%	33,015	44,017	33.3%
2002	330,225	313,145	-5.2	350	363	3.1	3.94	3.80	9.5	3,715,943	3,634,536	-2.2%	41,831	38,271	-8.5%
2003	513,296	423,673	-17.46	353	428	21.10	3.60	5.20	44.44	5,827,157	5,824,513	0.0%	59,410	70,831	19.2%
2004	530,913	397,647	-25.10	385	525	36.47	4.32	6.90	59.72	6,571,662	6,717,055	2.2%	73,739	88,214	19.6%
2005	662,264	507,529	-23.36	371	497	34.19	4.27	7.40	73.30	7,890,921	8,114,662	2.8%	90,918	120,749	32.8%
2006	709,800	688,942	-2.94	450	438	-2.62	6.00	7.76	29.35	10,269,271	9,706,131	-5.5%	136,924	171,906	25.5%
2007	724,500	685,162	-5.43	405	341	-15.93	6.95	6.27	-9.76	9,433,753	7,500,695	-20.5%	161,888	138,163	-14.7%
2008	720,353	657,479	-8.73	335	259	-22.63	6.30	4.25	-32.54	7,758,563	5,479,084	-29.4%	145,907	89,838	-38.4%
2009	605,000	673,311	11.29	300	247	-17.53	5.21	5.35	2.58	5,835,362	5,355,786	-8.2%	101,385	115,748	14.2%
2010	668,126	612,253	-0.08	240	244	1.7	5.21	4.46	-14.4	5,155,459	4,803,065	-6.8%	111,916	87,794	-21.6%

TABLE 6.
RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION – SAN ANTONIO (1987-2002)

YEAR TONNES				SILVER GRADE				GOLD GRADE		SILVER CONTENT			GOLD CONTENT
			Variance	g Ag/t		Variance	g Au/t		Variance	Contained oz		Variance	Contained oz		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1987	50,416	35,136	-30.3%	305	287	-5.9%	5.60	5.80	3.6%	494,386	324,214	-34.4%	9,077	6,552	-27.8%
1988	93,000	88,795	-4.5%	309	286	-7.4%	7.80	6.54	-16.2%	923,930	816,493	-11.6%	23,323	18,671	-19.9%
1989	90,000	92,855	3.2%	315	260	-17.5%	6.80	8.40	23.5%	911,488	776,205	-14.8%	19,677	25,077	27.4%
1990	90,000	94,568	5.1%	287	221	-23.0%	6.70	7.37	10.0%	830,467	671,946	-19.1%	19,387	22,408	15.6%
1991	90,000	91,827	2.0%	324	338	4.3%	5.80	5.72	-1.4%	937,530	997,895	6.4%	16,783	16,887	0.6%
1992	97,000	94,386	-2.7%	360	364	1.1%	5.80	6.00	3.4%	1,122,721	1,104,604	-1.6%	18,088	18,208	0.7%
1993	93,564	63,025	-32.6%	351	358	2.0%	5.60	5.30	-5.4%	1,055,878	725,427	-31.3%	16,846	10,740	-36.2%
1994	93,185	90,235	-3.2%	340	359	5.6%	5.10	5.90	15.7%	1,018,645	1,041,519	2.2%	15,280	17,117	12.0%
1995	98,286	114,201	16.2%	373	359	-3.8%	6.30	6.20	-1.6%	1,178,686	1,318,142	11.8%	19,908	22,765	14.3%
1996	115,913	131,747	13.7%	381	366	-3.9%	6.10	6.04	-1.0%	1,419,890	1,550,314	9.2%	22,733	25,584	12.5%
1997	138,688	148,302	6.9%	385	333	-13.5%	5.80	5.17	-10.9%	1,716,712	1,587,775	-7.5%	25,862	24,651	-4.7%
1998	144,000	141,176	-2.0%	386	259	-32.9%	5.70	4.03	-29.3%	1,787,094	1,175,597	-34.2%	26,390	18,292	-30.7%
1999	132,188	136,025	2.9%	261	251	-3.8%	3.40	3.43	0.9%	1,109,252	1,097,716	-1.0%	14,450	15,001	3.8%
2000	134,990	144,840	7.3%	267	263	-1.5%	3.60	3.75	4.2%	1,158,806	1,224,735	5.7%	15,624	17,463	11.8%
2001	152,720	146,470	-4.1%	315	334	6.0%	3.65	5.07	38.9%	1,546,693	1,572,870	1.7%	17,922	23,876	33.2%
2002	154,267	140,205	-9.1%	309	389	25.9%	5.08	6.14	20.9%	1,532,601	1,753,520	14.4%	25,196	27,678	9.8%
Total	1,768,217	1,753,793	0.8%	320	315	-4.6%	5.39	5.51	2.3%	18,744,779	17,738,971	-5.4%	306,546	310,969	1.4%

TABLE 7.
LUISMIN, S.A. de C.V. OPERATING MINES
INFERRED MINERAL RESOURCES TRANSFORMED INTO MINERAL RESERVES (1979-1998)

Mine	Inferred Mineral	Grade		Production[2]	Grade		Actual	Grade		Production &	Transfer[4]
	Resources[1]						Reserves[3]			Actual Reserves
		(g Ag/t)	(g Au/t)	(t)	(g Ag/t)	(g Au/t)	(t)	(g Ag/t)	(g Au/t)		(%)
Tayoltita	4,300,000	406	3.8	3,201,919	419	4.22	633,000	307	2.69	3,835,000	89
Santa Rita	900,000	336	3.4	479,646	440	2.84	340,000	381	2.73	819,000	91
San Antonio	2,100,000	336	4.8	1,162,752	334	5.67	349,000	223	2.52	1,511,000	72
San Martin*	1,200,000	45	3.7	899,583	43	3.34	1,065,000	45	3.46	1,965,000	164
La Guitarra**	800,000	350	3.0	466,952	246	3.27	363,000	292	2.96	830,000	104
Total	9,300,000	330	3.9	6,210,900	337	4.18	2,750,000	202	3.00	8,961,000	96

1.	Inferred Mineral Resources at the beginning of the project of veins selected for study.	* San Martin Mine (previously owned Luismin Mine).
2.	Not the total production from the mines for the period.	* La Guitarra mine (a previously owned Luismin mine).
3.	Reserves of the veins analyzed for Tayoltita, Santa Rita and San Antonio, does not include total reserves for those mines.
4.	Percentage of resources transformed into reserves.
5.	Figures rounded.

TABLE 8.
PRIMERO EMPRESA MINERA, S.A. de C.V.
SAN DIMAS MINING DISTRICT INFERRED RESOURCES
(As of December 31, 2010)

Mines	Metric Tonnes	Ag (g/t)	Au (g/t)	oz Ag	oz Au	oz Au Eq.
Tayoltita	6,765,463	306	2.90	66,618,346	631,718	1,661,274
Santa Rita	3,495,437	336	2.30	37,704,923	258,918	841,630
San Antonio	6,591,161	351	5.17	74,350,842	1,095,825	2,244,883
TOTAL	16,852,060	330	3.67	178,674,110	1,986,460	4,747,787

TABLE 9.
PRIMERO EMPRESA MINERA, S.A. de C.V., TAYOLTITA MINE INFERRED RESOURCES
(As of December 31, 2010)

Vein	Longitude	Height (F.Z.)	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
	(m)	(m)	(m)	2.7	30%	Tonnes	(g/t)	(g/t)	(oz Ag)	(oz Au)	(oz Au Eq.)
Tayoltita
Arana	500	250	2.50	2.70	0.30	253,125	278	2.80	2,262,443	22,787	57,752
Arana Centro-Norte	268	150	2.00	2.70	0.30	65,223	314	2.20	658,458	4,613	14,790
Veta de Crucero	200	100	1.20	2.70	0.30	116,640	306	3.46	1,147,537	12,975	30,710
Vetas Tipo Manto 3	200	100	1.50	2.70	0.30	72,900	250	2.50	585,956	5,860	14,915
Veta 27-317	300	150	1.50	2.70	0.30	54,675	264	2.00	464,077	3,516	10,688
Veta San Luis	200	150	1.50	2.70	0.30	36,450	358	5.10	419,545	5,977	12,461
Veta 15-207	350	150	1.50	2.70	0.30	63,788	251	1.87	514,767	3,835	11,791
Maria Elena	250	100	1.50	2.70	0.30	30,375	248	1.80	242,195	1,758	5,501
Veta 27-326	375	150	1.50	2.70	0.30	68,344	258	2.10	566,913	4,614	13,376
Veta 22-930	200	150	1.50	2.70	0.30	36,450	232	1.97	271,884	2,309	6,511
Veta 27-312	309	150	1.50	2.70	0.30	56,315	233	1.65	421,871	2,987	9,507
Veta 27-328	350	150	1.50	2.70	0.30	63,788	223	1.44	457,339	2,953	10,021
Arana del Bajo	200	150	1.50	2.70	0.30	36,450	253	3.34	296,494	3,914	8,496
Ramaleos Este de Arana	100	150	1.50	2.70	0.30	18,225	319	3.20	186,920	1,875	4,764
Veta Nueva	200	150	1.50	2.70	0.30	36,450	182	1.60	213,288	1,875	5,171
Veta 25-300	133	150	1.50	2.70	0.30	24,239	297	2.84	231,459	2,213	5,790
Veta 25-065	200	100	1.50	2.70	0.30	24,300	296	1.95	231,257	1,523	5,097
Sistema 25-830 (Alto Arana)	500	200	1.50	2.70	0.30	121,500	300	2.50	1,171,913	9,766	27,877
Subtotal						1,179,237	273	2.51	10,344,316	95,352	255,219

Alto Arana Norte Tayoltita Tunel
Cedral Este	500	350	2.00	2.70	0.30	283,500	262	1.50	2,388,098	13,672	50,579
Culebra (Alto de Arana)	400	150	1.50	2.70	0.30	72,900	299	2.80	700,804	6,563	17,393
Veta 19-560	500	200	1.50	2.70	0.30	121,500	250	2.50	976,594	9,766	24,859
Veta 25-730 - Guadalupe	500	350	1.77	2.70	0.30	250,898	295	3.00	2,379,666	24,200	60,977
Victoria del Bajo	200	150	1.50	2.70	0.30	36,450	251	2.40	294,150	2,813	7,359
V. Yadira - Candelaria	350	350	1.77	2.70	0.30	175,628	297	1.77	1,677,060	9,995	35,913
Subtotal						940,876	278	2.22	8,416,371	67,008	197,079

Alto Arana Sur, San Eduardo Tunel
Blendita Vein System	600	250	2.00	2.70	0.30	243,000	308	1.78	2,406,327	13,907	51,095
Alejandra-Pablo	600	200	2.00	2.70	0.30	194,400	200	7.00	1,250,040	43,751	63,070
Claudia	600	200	2.00	2.70	0.30	194,400	320	2.20	2,000,064	13,750	44,661
El Carrizo	470	200	2.00	2.70	0.30	152,280	250	6.00	1,223,998	29,376	48,292
Liliana-Ofelia	700	350	2.00	2.70	0.30	396,900	399	1.80	5,091,570	22,969	101,657
Pochote	700	350	2.00	2.70	0.30	396,900	318	4.00	4,057,943	51,043	113,757
Agua Caliente	700	350	2.00	2.70	0.30	396,900	350	3.00	4,466,289	38,282	107,307
Subtotal						1,974,780	323	3.36	20,496,232	213,080	529,840

Tahonitas Area
Minitas	800	200	1.20	2.70	0.30	155,520	350	3.00	1,750,056	15,000	42,047
El Pinito	500	200	1.20	2.70	0.30	97,200	350	3.00	1,093,785	9,375	26,279
Tahonitas	500	200	1.20	2.70	0.30	97,200	350	3.00	1,093,785	9,375	26,279
Chirimollo	500	200	1.20	2.70	0.30	97,200	350	3.00	1,093,785	9,375	26,279
Subtotal						447,120	350	3.00	5,031,412	43,126	120,885

Area Tinajas
San Francisco Oeste	500	350	2.50	2.70	0.30	354,375	290	1.90	3,304,143	21,648	72,712
San Francisco Este	500	350	2.50	2.70	0.30	354,375	290	1.90	3,304,143	21,648	72,712
Subtotal						708,750	290	1.90	6,608,285	43,296	145,424

TOTAL						5,250,763	301	2.74	50,896,616	461,862	1,248,446

TABLE 9. (continued)
PRIMERO EMPRESA MINERA, S.A. de C.V. TAYOLTITA MINE INFERRED RESOURCES
(As of December 31, 2010)

Vein	Longitude	Height (F.Z.)	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
	(m)	(m)	(m)	2.7	30%	Tonnes	(g/t)	(g/t)	(oz Ag)	(oz Au)	(oz Au Eq.)
El Cristo Area
La Luz	400	300	2.00	2.7	0.3	194,400	300	3.50	1,875,060	21,876	50,854
Santa Gertrudis	687.5	300	2.00	2.7	0.3	334,125	250	4.00	2,685,633	42,970	84,475
Santa Cruz	350	250	1.00	2.7	0.3	70,875	300	3.50	683,616	7,976	18,540
Joliet	500	200	1.00	2.7	0.3	81,000	250	4.00	651,063	10,417	20,479
Olivia	400	200	1.00	2.7	0.3	64,800	280	3.00	583,352	6,250	15,266
Guadalupe 4	250	200	1.00	2.7	0.3	40,500	280	2.50	364,595	3,255	8,890
Camichin	540	250	2.00	2.7	0.30	218,700	496	3.30	3,487,612	23,204	77,103
Tejas	540	250	2.00	2.7	0.30	218,700	300	3.00	2,109,443	21,094	53,695
Verdosa	576	250	2.50	2.7	0.30	291,600	350	3.50	3,281,355	32,814	83,525
Subtotal						1,514,700	323	3.49	15,721,729	169,856	412,828

GRAN TOTAL						6,765,463	306	2.90	66,618,346	631,718	1,661,274

TABLE 10.
PRIMERO EMPRESA MINERA, S.A. de C.V.
SANTA RITA MINE INFERRED RESOURCES
(As of December 31, 2010)

	Longitude	Heigth (F.Z.)	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
Vein	(m)	(m)	(m)	2.7	30%	Tonnes	(g/t)	(g/t)	(oz Ag)	(oz Au)	(oz Au Eq.)
Santa Rita	200	40	2.30	2.7	0.3	14,904	438	2.67	209,882	1,279	4,523
Patricia I	206	100	1.80	2.7	0.3	29,970	390	2.33	375,794	2,245	8,053
Lupita	300	150	2.00	2.7	0.3	72,900	536	2.31	1,256,290	5,414	24,830
Patricia II	300	100	1.80	2.7	0.3	43,740	340	2.00	478,140	2,813	10,202
Magdalena del bajo	500	200	1.00	2.7	0.3	81,000	380	3.00	989,615	7,813	23,107
Marisa	350	100	1.60	2.7	0.3	45,360	400	2.91	583,352	4,244	13,259
Cristina-Nancy	250.6	200	2.12	2.7	0.3	86,066	490	2.97	1,355,894	8,218	29,173
Promontorio	900	250	2.40	2.7	0.3	437,400	325	1.97	4,570,459	27,704	98,338
Porvenir	600	150	1.50	2.7	0.3	109,350	358	2.78	1,258,634	9,774	29,225
Gabriela	600	150	1.50	2.7	0.3	109,350	250	1.50	878,935	5,274	18,857
Animas	800	250	3.00	2.7	0.3	486,000	265	2.15	4,140,758	33,595	97,588
America	500	250	1.00	2.7	0.3	101,250	353	2.40	1,149,125	7,813	25,572
Tacuacha	800	180	1.20	2.7	0.3	139,968	353	2.40	1,588,551	10,800	35,351
Trinidad	1000	250	1.20	2.7	0.3	243,000	353	2.40	2,757,901	18,751	61,373
Cristina del Alto	300	200	2.50	2.7	0.3	121,500	309	2.15	1,207,070	8,399	27,053
Carolina	500	200	1.00	2.7	0.3	81,000	325	1.97	846,381	5,130	18,211
San Jose	500	200	1.00	2.7	0.3	81,000	325	1.97	846,381	5,130	18,211
San Carlos	500	350	1.50	2.7	0.3	212,625	274	2.55	1,873,107	17,432	46,380
Concepcion	600	350	1.50	2.7	0.3	255,150	353	2.40	2,895,796	19,688	64,441
Guarisamey	487	350	2.00	2.7	0.3	276,129	353	2.40	3,133,895	21,307	69,740
El Rincon	600	350	1.50	2.7	0.3	255,150	353	2.40	2,895,796	19,688	64,441
Santa Barbara	500	350	1.50	2.7	0.3	212,625	353	2.40	2,413,164	16,407	53,701
TOTAL						3,495,437	336	2.30	37,704,923	258,918	841,630

TABLE 11.
PRIMERO EMPRESA MINERA, S.A. de C.V.
SAN ANTONIO AND CENTRAL BLOCK MINES INFERRED RESOURCES
(As of December 31, 2010)

	Longitude	Height (F.Z.)	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
Vein	(m)	(m)	(m)	2.7	30%	Tonnes	(g/t)	(g/t)	(oz Ag)	(oz Au)	(oz Au Eq.)
West Block
San Antonio	150	150	2.20	2.7	0.3	40,095	270	5.00	348,058	6,446	11,825
Santa Rosa	300	100	2.50	2.7	0.3	60,750	270	5.00	527,361	9,766	17,916
Guadalupe	300	110	1.50	2.7	0.3	40,095	312	3.40	402,200	4,383	10,599
Carmen	800	250	0.90	2.7	0.3	145,800	190	2.70	890,654	12,657	26,421
San Ricardo	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Sin Nombre	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Santa Cruz	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Agua Dulce	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Santa Maria 1	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Santa Maria 2	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Marshal	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Franklin	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Cata	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Rosario	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Macho Bayo	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,246
Peggy	250	200	1.00	2.7	0.3	40,500	350	4.00	455,744	5,209	12,252
Santa Teresa	450	250	2.50	2.7	0.3	227,813	245	3.10	1,794,495	22,706	50,439
Coronado Trinidad	1000	250	2.00	2.7	0.3	405,000	300	3.00	3,906,376	39,064	99,435
Subtotal						1,405,553	279	3.49	12,621,901	157,523	352,588

Central Block
El Oro System	600	200	1.25	2.7	0.3	120,894	390	6.36	1,515,882	24,721	48,148
Los Queleles system	600	200	1.70	2.7	0.3	165,240	340	3.00	1,806,308	15,938	43,854
Santa Lucia	500	300	1.96	2.7	0.3	230,257	388	1.95	2,872,379	14,436	58,827
Santa Gertrudis	500	250	1.48	2.7	0.3	149,850	388	1.95	1,869,331	9,395	38,284
San Salvador	800	225	1.27	2.7	0.3	185,166	338	5.15	2,012,221	30,660	61,758
Castellana	500	350	1.50	2.7	0.3	208,538	343	3.70	2,299,728	24,808	60,349
Celia	400	300	1.50	2.7	0.3	141,274	241	4.99	1,094,655	22,665	39,583
Capitana	200	250	0.75	2.7	0.3	30,375	428	4.80	417,982	4,688	11,147
Soledad	500	350	0.90	2.7	0.3	127,119	311	3.40	1,271,071	13,896	33,540
Jael	350	300	0.90	2.7	0.3	76,545	311	3.40	765,376	8,367	20,196
Marina I	500	350	0.90	2.7	0.3	126,682	260	4.27	1,058,975	17,392	33,758
Marina II	500	300	0.90	2.7	0.3	106,793	260	5.27	892,717	18,095	31,891
Gloria	700	275	0.90	2.7	0.3	140,333	312	5.54	1,407,702	24,996	46,751
Roberta	520	400	2.50	2.7	0.3	385,359	340	8.39	4,212,522	103,950	169,053
Robertita	700	293	2.20	2.7	0.3	363,305	517	9.71	6,038,929	113,420	206,749
Mariana	500	250	0.92	2.7	0.3	93,150	300	3.00	898,466	8,985	22,870
Pozolera	500	300	0.92	2.7	0.3	111,780	317	3.70	1,139,255	13,297	30,904
Frapopan Sur	400	200	0.90	2.7	0.3	58,320	370	3.00	693,772	5,625	16,347
Frapopan Norte	500	300	0.90	2.7	0.3	109,350	370	3.00	1,300,823	10,547	30,651
Noche Buena	600	300	1.00	2.7	0.3	145,294	327	3.60	1,527,539	16,817	40,424
Subtotal						3,075,623	355	5.08	35,095,636	502,696	1,045,083

Sinaloa Graben
Aranza-Julieta System	500	350	2.06	2.7	0.3	292,638	514	5.66	4,833,326	53,298	127,995
Sinaloa Norte	500	350	3.00	2.7	0.3	413,100	485	6.60	6,437,676	87,655	187,147
Sta. Teresa	500	350	2.90	2.7	0.3	399,612	508	10.00	6,530,380	128,480	229,404
Robertita	500	350	2.22	2.7	0.3	305,361	353	6.92	3,462,920	67,905	121,422
Subtotal						1,410,711	469	7.44	21,264,302	337,338	665,968

San Vicente Area
Luz y Reyes	800	250	1.25	2.7	0.3	202,500	286	4.40	1,862,039	28,647	57,424
San Rafael	820	250	1.51	2.7	0.3	250,736	227	5.30	1,829,954	42,726	71,007
Hedionda	200	250	1.20	2.7	0.3	48,600	212	3.40	331,261	5,313	10,432
Esperanza	500	250	1.20	2.7	0.3	121,500	212	3.40	828,152	13,282	26,080
Tescalama	250	250	1.50	2.7	0.3	75,938	212	3.40	517,598	8,301	16,300
Subtotal						699,274	239	4.37	5,369,004	98,268	181,244

TOTAL						6,591,161	351	5.17	74,350,842	1,095,825	2,244,883

Watts, Griffis and McOuat

NW
SE
SECCION LONGITUDINAL
VIENDO AL NE
0 250 1,250
Metres
MINA CASTELLANA
TUNEL SAN LUIS
BOCAMINA
TUNEL SAN FERNANDO
Arroyo
San Dimas
TUNEL SAN FERNANDO
PROY TUNEL SAN LUIS
RAMPA SANTA ANITA
RIO PIAXTLA
BOCAMINA TUNEL
SAN LUIS
TUNEL EL CRISTO
PROY TUNEL GUAMUCHIL
PROY TUNEL SANTA ANITA
RAMPA SAN FRANCISCO
FALLA GUAMUCHIL
DK FELDESPATICO
FALLA RAMA
TUNEL SAN LUIS
TUNEL GRABEN SINALOA
RIO PIAXTLA
BUDGETED DRIFTING 2010

Figure 18.

**Primero Mining Corp.**

**Longitudinal Section**
**San Fernando**

*Province, Mexico*

Graphics by Watts, Griffis and McOuat Limited After Primero

PEM MIK / PEN_10_Roberta_2011_2004.dwg (Layout 12.5K LT)
Last revision date: Tuesday 25 January 2011
Watts, Griffis and McOuat

Graphics by Watts, Griffis and McOuat Limited
Scale 1 : 12,500
0 125 625
Metres
SW
NE
CENTAL BLOCK
ROBERTA VEIN
L.R. 6,000 E
7,960 N
ROBERTA VEIN
LONG.
HEIGHT (F.Z.)
WIDE
METRIC TONES
AVERAGE GRADE
RESERVES 675,562 333 6.52 7,224,327 141,575 255,643
RESOURCES 520 400 2.50 385,359 340 8.39 4,212,522 103,950 169,053
Elev. 1000 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 0 m.s.n.m.
EL PILAR MINE
800 m
350 m
113 m
520
1500 m 1400 m 1200 m 1000 m
TGS-RO-01
TGS-RO-02
TGS-RO-03
TGS-RO-04
TGS-S-07
ELEV. SANTA ANITA TUNNEL
FALLA SINALOA
FALLA LIMONCITO
RESOURC
Guamuchil Tunnel
DDH RO 16-03
205-9.51 (1.41m)
DDH RO 16-02
132-3.27 (1.43m)
(456-7.4 (0.30m)
(269-8.2 (0.40m)
Drilling Budget 2010
Drifting Budget 2010
Drilling Plan
Drifting Plan
INDICADAS B.D.D.
RESERVAS PROBADAS
RESERVAS PROBABLES
SAN LUIS TUNNEL
SINALOA GRABEN TUNNEL
SANTA ANITA CRO.
GUAMUCHIL TUNNEL
FALLA SINALOA NIVEL 8
ARROYO EL PILAR
VETA ROBERTA
FRENTE 14-920 W
VETA SAN JOSE DE ANIMAS
VETA SANTA TERESA
TGS-S-04
TGS-S-05
TGS-S-06
TGS-S-07
TGS-S-21
TGS-S-12
TGS-S-07 (Projected Vein)
MINA SAN MATEO
ARROYO SAN DIMAS
LA LIMONCITO
ELEV. 20-68 N
2,868,600 N
2,869,000 N
2,869,400 N
2,868,200 N
2,867,800 N
2,867,500 N
2,868,200 N
400,800 E
401,200 E
401,600 E
402,000 E

Figure 19.

**Primero Miniming Corp.**

***Longitudinal Section***

***Veta Roberta***

*(After Primero)*

PEM MEX / PEM_11_Robertita_2011_2004.dwg (Layout: 12.5K LT)
Last revision date: Monday 25 January 2011
Watts, Griffis and McOuat

Graphics by Watts, Griffis and McOuat Limited
Scale 1 : 12,500
0 125 625
Metres
SW
NE
CENTRAL BLOCK
ROBERTITA VEIN
Elev. 1000 m.s.n.m.
Elev. 700 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 300 m.s.n.m.
Elev. 00 m.s.n.m.
EL PILAR MINE
FALLA SINALOA
FALLA LIMONCITO
1800 m
1600 m
1400 m
1200 m
1000 m
800 m
600 m
400 m
148.31
1570.85
RESOURCES
SAN LUIS TUNNEL
SANTA ANITA TUNNEL
ROB-16-08
522/3.80 (0.96m)
Tons 3,505
Drilling Budget 2010
Drifting Budget 2010
Drilling Plan
Drifting Plan
INDICADAS B.D.D.
RESERVAS PROBADAS
RESERVAS PROBABLES
SINALOA GRABEN TUNNEL
SAN LUIS TUNNEL
SANTA ANITA CRO.
GUAMUCHIL TUNNEL
FALLA SINALOA
NIVEL 8 (GPE - SIN
FALLA LIMONCITO EN
VETA SAN JOSE DE ANIMAS
VETA SANTA TERESA
ARROYO EL PILAR
ARROYO SAN DIMAS
MINA SAN MATEO
MINA EL PILAR
FRENTE 14-820 W
TGS-S-07 (Projected Vein)

| ROBERTTA VEIN | LONG. | HEIGHT (F.Z.) | WIDE | METRIC TONES | AVERAGE GRADE Ag | AVERAGE GRADE Au | OzAg | OzAu | OzAuEq |
|---|---|---|---|---|---|---|---|---|---|
| RESERVES | | | 2.06 | 941,190 | 429 | 8.23 | 12,969,518 | 248,996 | 453,777 |
| RESOURCES | 700 | 293 | 2.20 | 363,305 | 517 | 9.71 | 6,038,929 | 113,420 | 206,749 |

Figure 20.
**Primero Mining Corp.**
**Longitudinal Section**
***Veta Robertita***
*(After Primero)*

Watts, Griffis and McOuat

PEM MD / PEM_12_Santa_Lucia_2011_2004.dwg (Layout: 12.5( LT)
Last revision date: Wednesday 25 January 2011

SANTA LUCIA WEST EXTENSION
SINALOA GRABEN
CENTRAL BLOCK
SANTA LUCIA VEIN
SW
NE
Elev. 1,000 m
Elev. 700 m
Elev. 500 m
Elev. 300 m
Elev. 00 m
FALLA SINALOA
FALLA LIMONCITO
FALLA GUAMUCHIL
DIQUE REBO
ALTERNATIVA #
1,445 m
1,400 m
1,200 m
PROYEC. NIVEL 1 STA. LUCIA
SIANLOA GRABEN TUNNEL
SANTA ANITA TUNNEL
GUAMUCHIL TUNNEL
SAN LUIS TUNNEL
SAN FRANCISCO TUNNEL
RESOURCES
500 m
300 m
SINALOA GRABEN TUNNEL
SAN LUIS TUNNEL
SANTA ANITA CRO.
GUAMUCHIL TUNNEL
Trc
Tap
Trp
Rp
Tab
Trs
Kipg
LUC-1-16
LUC-1-17
LUC-7-76
LUC-7-77
LUC-7-78
LUC-7-79
Legend:
Drilling Budget 2010
Drifting Budget 2010
Drilling Plan
Drifting Plan
Inferred Mineral Resources
Proven Reserves
Probable Reserves
Scale 1 : 12,500
0 125 625
Metres
Graphics by Watts, Griffis and McOuat Limited

| SANTA LUCIA VEIN | LONG. | HEIGHT (P.Z.) | WIDE | METRICTONES | AVERAGE GRADE Ag | AVERAGE GRADE Au | OzAg | OzAu | OzAuEq |
|---|---|---|---|---|---|---|---|---|---|
| RESERVES | | | | 237,584 | 284 | 1.99 | 2,171,734 | 15,186 | 49,476 |
| RESOURCES | 500 | 300 | 1.96 | 230,257 | 388 | 1.95 | 2,872,379 | 14,436 | 58,827 |

Figure 21.

**Primero Mining Corp.**

***Longitudinal Section***

***Veta Santa Lucia***

*After Primero*

PEM MEL / PEM_13_Tunel_Graben_Sinaloa_2011_2004.dwg (Layout: 12.54 LT)
Last revision date: Wednesday 26 January 2011
Watts, Griffis and McOuat

SECCION NW 32' SE
VIENDO AL NE
NW
SE
Scale 1 : 12,500
0 125 625
Metres
Elev. 1,500 m.s.n.m
Elev. 1,000 m.s.n.m
Elev. 500 m.s.n.m
DDH
RUMBO
LONG.
OBJETIVOS
ARROYO SAN DIMAS
PLAZA DDH 2
Tunel Graben Sinaloa
ARROYO SAN DIMAS
ZACATERA
GERTRUDIS
PROY. XCRO. SAN SALVADOR
FALLA LIMONCITO
P-DDH-2
RAMPA EL LIMONCITO
LIMONCITO
A
A'
P-DDH
DDH TGS-S-07
HELIPUERTO
PLAZA
DDH TGS-5-15
DDH TGS-S-22
MINA SAN MATEO
MINA EL PILAR
MINA SAN JOSE
Arroyo San Dimas
FALLA SINALOA
Graphics by Watts, Griffis and McOuat Limited

Figure 22.

**Primero Mining Corp.**

***Longitudinal Section***

***Tunel Graben Sinaloa***

*(After Primero)*

PEM_MET / PEM_14_Veta_SantaTeresa_2010_2084.dwg (Layout: 12.5K (T))
Last revision date: Wednesday 26 January 2011
Watts, Griffis and McOuat

SW
NE
SANTA TERESA | LONG. | HEIGHT (F.Z.) | WIDE | METRIC TONES | AVERAGE GRADE Ag | Au | OzAg | OzAu | OzAuEq
RESERVES by Drilling | | | 2.90 | 13,589 | 508 | 16.0 | 320,112 | 10,077 | 15,122
ROBERTA VEIN | LONG. | HEIGHT (F.Z.) | WIDE | METRIC TONES | AVERAGE GRADE Ag | Au | OzAg | OzAu | OzAuEq
RESERVES | | | 2.32 | 675,562 | 333 | 6.52 | 7,224,327 | 141,576 | 255,643
RESOURCES | 520 | 400 | 2.50 | 385,359 | 340 | 8.39 | 4,2*2,522 | 103,950 | 169,053
Elev. 1,000 m.s.n.m.
Elev. 800 m.s.n.m.
Elev. 600 m.s.n.m.
Elev. 400 m.s.n.m.
800 m
500
350
113 m
520
400
1500 m
1400 m
1200 m
TUNEL GRABEN SINALOA PROYECTO
ELEV. SANTA ANITA TUNNEL
TGS-S-07
191-4.17 (2.24 mts.)
FALLA SINALOA
FALLA LIMONCITO
SINALOA GRABEN TUNNEL
SAN LUIS TUNNEL
SANTA ANITA CRO.
GUAMUCHIL TUNNEL
Guamuchil Tunnel
DDH RC 16-03
205-9.51 (1.41m)
DDH RC 16-02
132-3.27 (1.43m)
(455-7.4 (0.30m)
(269-8.2 (0.40m)
D.D.H. PIL-7-01
Santa Teresa Intercept
Ag g/t Au g/t True width (m)
508 16.0 2.90
Drilling Budget 2010
Drilling Plan
INDICADAS B.D.D.
RESERVAS PROBADAS
RESERVAS PROBABLES
Scale 1 : 12,500
0 125 625
Metres
VETA ROBERTA
ARROYO EL PILAR
FRENTE 14-920-W
VETA SAN JOSE DE ANIMAS
VETA SANTA TERESA
FALLA SINALOA
FALLA LIMONCITO
MINA SAN MATEO
VETA LOS ANGELES
ARROYO SAN DIMAS
D.D.H. PIL-7-01
Santa Teresa Intercept
Ag g/t Au g/t True width (m)
508 16.0 2.90
D.D.H. TGS-S-07
Robertita Intercept
Ag g/t Au g/t True width (h)
191 4.17 2.24
Graphics by Watts, Griffis and McOuat Limited

Figure 23.

**Primero Mining Corp.**

***Longitudinal Section***
***Veta Santa Teresa***

*(After Primero)*

WGM's review of Primero's Mineral Resource/Mineral Reserve estimates at the three operating mines at the San Dimas District did not uncover any fatal flaws, and WGM believes that the methods used by Primero to determine Mineral Resource/Mineral Reserve estimates are reasonable and, as presented in Tables 8 and 12, fairly represent the Mineral Reserve/Mineral Resource potential. WGM has rounded Primero's reported tonnage figures of the mines, over the 20 year period (1979 to 1998). Primero records, over the 20 year period, show that follow-up exploration has converted on average almost 90% of the Inferred Mineral Resources into Mineral Reserves to conform to CIM Standards. Tables 12 to 19 illustrate the detailed Mineral Reserves of individual veins of each of the mining units.

TABLE 12.
MINERAL RESERVES OF SAN DIMAS DISTRICT - PRIMERO GEOLOGY DEPARTMENT
(as of December 31, 2010)

	Metric			Total Contained
	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven Reserves
Tayoltita	214,470	298	3.15	2,057,441	21,745
El Cristo	4,363	223	3.89	31,296	546
Tayoltita (Alto Arana)	12,178	288	1.98	112,575	774
Santa Rita	240,218	308	2.21	2,382,149	17,059
Block Central	1,611,465	383	6.34	19,822,211	328,356
San Vicente	17,687	217	4.51	123,517	2,566
Sinaloa Graben	14,652	478	5.39	225,113	2,537
Total Proven Reserves	2,115,033	364	5.49	24,754,302	373,582
Probable Reserves
Tayoltita	303,484	288	3.02	2,813,984	29,452
El Cristo	5,757	194	3.50	35,833	649
Tayoltita (Alto Arana)	7,962	283	2.71	72,475	693
Santa Rita	256,043	286	1.98	2,358,207	16,293
Block Central	1,006,496	346	5.48	11,197,698	177,478
San Vicente	22,246	219	4.66	156,418	3,336
Sinaloa Graben	36,131	486	5.45	564,379	6,328
Total Probable Reserves	1,638,120	327	4.45	17,198,994	234,229
Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,617,961	369	6.01	31,019,910	505,834
San Vicente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	50,784	484	5.43	789,492	8,865
Total Proven and Probable Reserves	3,753,153	348	5.04	41,953,296	607,812
Probable Reserves by Diamond Drilling
Tayoltita	767,125	285	2.83	7,020,137	69,854
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	32,934	207	3.95	218,691	4,179
Santa Rita	359,126	325	2.84	3,752,276	32,817
Block Central	703,461	295	5.35	6,665,473	120,954
San Vicente	3,304	208	2.50	22,093	266
Sinaloa Graben	158,213	459	7.26	2,335,956	36,928
Total Probable Reserves by Diamond Drilling	2,127,899	306	4.07	20,909,010	278,278

GRAND TOTAL Proven and Probable Reserves	5,881,052	332	4.69	62,862,306	886,089

Notes to Reserve Statement
1.	Reserves were estimated by Primero and audited by WGM as of December 31, 2010.
2.	Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$99.84/t).
3.	All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
4.	The tonnage factor is 2.7 tonnes per cubic metre.
5.	Cutoff values are calculated at a silver price of US$15.00 per troy ounce and US$950.00 per troy ounce for gold.
6.	Rounding of figures may alter the sum of individual column.

TABLE 13.
TAYOLTITA MINERAL RESERVES
(December 31, 2010)

		Tonnes	Ag (g/t)	Au (g/t)	kg Ag	kg Au	oz Ag	oz Au
Proven:	VETA SANLUIS	350	305	3.13	107	1.1	3,436	35
	FRONTERA	751	284	3.09	213	2.3	6,846	75
	MINA ARANA	48,665	327	4.12	15,918	200.6	511,790	6,449
	ARANA DEL ALTO	104,629	284	2.99	29,727	312.7	955,741	10,053
	CULEBRA	18,279	337	3.00	6,151	54.8	197,774	1,762
	CANDELARIA	16,762	311	3.38	5,216	56.7	167,689	1,823
	CEDRAL	8,549	247	2.12	2,112	18.2	67,894	584
	15-207	16,486	276	1.82	4,550	30.0	146,271	965
Total Proven		214,470	298	3.15	63,994	676.4	2,057,441	21,745

Probable:	VETA SAN LUIS	1,029	305	3.13	314	3.2	10,091	104
	VETA FRONTERA	1,758	284	3.09	499	5.4	16,036	175
	MINA ARANA	74,996	308	3.76	23,084	281.6	742,163	9,055
	ARANA DEL ALTO	114,893	273	2.82	31,309	324.5	1,006,602	10,432
	MINA CULEBRA	32,049	341	3.17	10,938	101.6	351,665	3,268
	MINA CANDELARIA	32,003	314	3.42	10,040	109.4	322,790	3,517
	MINA CEDRAL	30,261	250	2.08	7,558	62.9	243,009	2,023
	VETA 15-207	16,496	229	1.66	3,783	27.3	121,628	879
Total Probable		303,484	288	3.02	87,525	916.1	2,813,984	29,452

Total Proven and Probable		517,955	293	3.07	151,518	1,592.4	4,871,424	51,197
Probable Reserves by B.D.D.		767,125	285	2.83	218,351	2,172.7	7,020,137	69,854

GRAND TOTAL		1,285,079	288	2.93	369,869	3,765.1	11,891,562	121,051

TABLE 14.
El CRISTO MINERAL RESERVES
(December 31, 2010)

		Tonnes	Ag (g/t)	Au (g/t)	kg Ag	kg Au	oz Ag	oz Au
Proven:	JOLIET	2,821	193	3.50	545	9.9	17,536	317
	GERTRUDIS	1,542	278	4.61	428	7.1	13,761	228
Total Proven		4,363	223	3.89	973	17.0	31,296	546

Probable:	JOLIET	5,757	194	3.50	1,115	20.2	35,833	649
Total Probable		5,757	194	3.50	1,115	20.2	35,833	649

Total Proven and Probable		10,120	206	3.67	2,088	37.1	67,129	1,194
Probable Reserves by B.D.D.		103,737	268	3.98	27,818	413.1	894,383	13,282

GRAND TOTAL		113,857	263	3.95	29,906	450.3	961,512	14,476

TABLE 15.
TAYOLTITA ALTO DE ARANA MINERAL RESERVES
(December 31, 2010)

		Tonnes	Ag (g/t)	Au (g/t)	kg Ag	kg Au	oz Ag	oz Au
Proven:	VETA GUADALUPE	1,732	295	2.99	511	5.2	16,423	166
	VETA YADIRA	617	306	3.89	189	2.4	6,077	77
	VETA BLENDITA FW	1,623	262	1.98	425	3.2	13,663	103
	VETA BLENDITA HW	8,206	290	1.62	2,377	13.3	76,412	427
Total Proven		12,178	288	1.98	3,501	24.1	112,575	774

Probable:	VETA GUADALUPE	3,546	295	2.99	1,046	10.6	33,626	340
	VETA YADIRA	1,171	306	3.89	358	4.5	11,523	146
	VETA BLENDITA FW	3,245	262	1.98	850	6.4	27,326	207
Total Probable		7,962	283	2.71	2,254	21.6	72,475	693

Total Proven and Probable		20,140	286	2.27	5,756	45.6	185,051	1,467
Probable Reserves by B.D.D.		32,934	207	3.95	6,802	130.0	218,691	4,179

GRAND TOTAL		53,074	237	3.31	12,558	175.6	403,742	5,646

TABLE 16.
SANTA RITA MINERAL RESERVES
(December 31, 2010)

	Tonnes	Ag (g/t)	Au (g/t)	kg Ag	kg Au	oz Ag	oz Au
Proven
VETA SANTA RITA	8,528	361	2.56	3,078	21.8	98,945	701
VETA PEÑA	1,093	546	4.23	596	4.6	19,174	149
VETA 11-210	1,165	461	4.54	537	5.3	17,265	170
VETA 16-804	790	322	2.71	255	2.1	8,187	69
VETA MARLENNE	2,486	303	2.21	752	5.5	24,179	177
VETA PATY I	6,758	338	2.02	2,283	13.7	73,408	439
VETA LUPITA	5,284	270	1.65	1,426	8.7	45,858	281
VETA PATY II	5,760	172	1.00	992	5.7	31,906	185
VETA MAGDALENA	10,902	301	3.65	3,278	39.7	105,398	1,278
VETA MARISA	34,147	294	1.75	10,054	59.8	323,228	1,922
VETA MISACHE	11,618	268	1.75	3,110	20.3	99,987	652
VETA CRISTINA	6,577	310	2.10	2,037	13.8	65,493	445
VETA CRISTINA DEL ALTO	18,832	298	2.36	5,620	44.5	180,680	1,431
VETA PROMONTORIO	21,439	251	1.40	5,388	29.9	173,231	962
VETA LA LUZ	593	288	2.49	171	1.5	5,482	48
VETA AMERICA	34,598	284	1.95	9,838	67.3	316,303	2,164
VETA NANCY	32,375	482	4.17	15,591	135.1	501,276	4,343
VETA CLAUDIA	785	186	1.24	146	1.0	4,696	31
VETA FABIOLA	1,353	288	1.13	390	1.5	12,534	49
VETA ALEXIA	1,384	192	1.71	266	2.4	8,536	76
VETA CAROLINA	13,556	265	1.26	3,596	17.0	115,608	548
VETA SARITA	2,117	195	1.24	413	2.6	13,294	84
VETA LIZETH	12,642	229	1.40	2,895	17.6	93,064	567
VETA MARIMAR	5,436	254	1.65	1,382	9.0	44,416	289
Total Proven	240,218	308	2.21	74,093	530.6	2,382,149	17,059

Probable
VETA SANTA RITA	3,095	347	2.48	1,073	7.7	34,496	247
VETA PATY I	11,511	335	2.00	3,857	23.0	124,010	740
VETA PATY II	7,310	181	0.99	1,327	7.2	42,657	232
VETA LUPITA	2,526	317	1.52	801	3.8	25,768	123
VETA MAGDALENA	17,206	303	3.70	5,221	63.6	167,847	2,045
VETA MARISA	24,551	267	1.62	6,555	39.8	210,742	1,280
VETA MISACHE	5,318	278	1.81	1,480	9.6	47,573	310
VETA CRISTINA	8,663	286	1.91	2,479	16.5	79,710	531
VETA CRISTINA DEL ALTO	22,881	282	2.24	6,458	51.3	207,626	1,648
VETA PROMONTORIO	43,382	249	1.40	10,802	60.7	347,277	1,950
VETA LA LUZ	599	288	2.49	172	1.5	5,545	48
VETA AMERICA	41,219	336	2.38	13,837	98.1	444,881	3,155
VETA NANCY	16,076	388	3.20	6,237	51.4	200,524	1,652
VETA CLAUDIA	1,214	172	1.16	209	1.4	6,734	45
VETA FABIOLA	3,333	288	1.13	961	3.8	30,883	121
VETA ALEXIA	2,827	192	1.71	542	4.8	17,438	156
VETA CAROLINA	15,074	300	1.39	4,526	21.0	145,503	674
VETA SARITA	3,772	197	1.25	744	4.7	23,928	152
VETA LIZETH	14,629	226	1.29	3,308	18.8	106,371	606
VETA MARIMAR	10,856	254	1.65	2,759	17.9	88,693	576
Total Probable	256,043	286	1.98	73,348	506.8	2,358,207	16,293

Total Proven and Probable	496,262	297	2.09	147,442	1,037.4	4,740,356	33,352
Probable Reserves by B.D.D.	359,126	325	2.84	116,709	1,020.7	3,752,276	32,817

GRAND TOTAL	855,387	309	2.41	264,150	2,058.1	8,492,632	66,169

TABLE 17.
BLOCK CENTRAL MINERAL RESERVES
(December 31, 2010)

	Tonnes	Ag (g/t)	Au (g/t)	kg Ag	kg Au	oz Ag	oz Au
Proven
SANTA LUCIA	155,387	275	1.95	42,711	302.5	1,373,175	9,727
SAN ENRIQUE	21,815	169	4.16	3,693	90.7	118,738	2,918
EL ORO	1,562	251	2.60	392	4.1	12,613	131
CELIA II	63,096	318	2.84	20,034	179.3	644,122	5,764
CAPITANA	4,851	329	5.10	1,596	24.8	51,319	796
SOLEDAD	45,186	315	4.19	14,219	189.3	457,147	6,087
MARINA I	184,231	313	5.52	57,615	1,017.3	1,852,366	32,708
MARINA II	64,547	378	6.20	24,383	400.5	783,927	12,876
ROBERTITA	549,850	483	9.30	265,428	5,113.1	8,533,722	164,391
NOCHE BUENA	55,292	328	4.08	18,123	225.3	582,654	7,244
POZOLERA	8,914	507	3.52	4,523	31.3	145,432	1,007
ROBERTA	267,953	359	6.66	96,075	1,785.8	3,088,883	57,416
GLORIA	28,335	418	6.75	11,844	191.4	380,792	6,153
KATIA	10,132	404	7.48	4,098	75.8	131,750	2,438
CASTELLANA	62,810	345	3.38	21,690	212.0	697,334	6,816
SAN SALVADOR	16,343	179	1.59	2,933	26.0	94,300	837
ANGELICA	1,593	157	2.08	250	3.3	8,046	107
JAEL	69,567	387	4.89	26,932	340.3	865,891	10,940
Total Proven	1,611,465	383	6.34	616,540	10,213.0	19,822,211	328,356

Probable
SANTA LUCIA	45,577	270	2.38	12,286	108.4	395,018	3,486
SAN ENRIQUE	49,040	169	4.16	8,302	204.0	266,921	6,558
EL ORO	1,912	182	2.67	348	5.1	11,195	164
CELIA II	70,589	365	3.12	25,778	220.4	828,771	7,085
CAPITANA	7,374	319	5.05	2,351	37.2	75,596	1,198
SOLEDAD	29,438	311	4.25	9,155	125.0	294,333	4,019
MARINA I	84,707	320	5.93	27,093	502.4	871,072	16,154
MARINA II	66,561	369	6.25	24,557	415.7	789,515	13,366
ROBERTITA	250,142	391	7.09	97,927	1,772.8	3,148,412	56,998
NOCHE BUENA	9,421	307	3.86	2,891	36.4	92,949	1,170
POZOLERA	4,329	355	2.69	1,536	11.6	49,383	374
ROBERTA	186,711	358	6.75	66,805	1,259.7	2,147,838	40,499
GLORIA	20,451	302	5.15	6,169	105.3	198,335	3,387
KATIA	4,164	503	10.03	2,094	41.7	67,309	1,342
CASTELLANA	48,827	370	3.33	18,050	162.8	580,314	5,234
SAN SALVADOR	26,686	187	1.71	4,990	45.5	160,419	1,464
ANGELICA	2,929	157	2.08	460	6.1	14,794	196
JAEL	97,639	384	4.71	37,496	459.9	1,205,524	14,785
Total Probable	1,006,496	346	5.48	348,287	5,520	11,197,698	177,478

Total Proven and Probable	2,617,961	369	6.01	964,827	15,733	31,019,910	505,834
Probable Reserves By B.D.D.	703,461	295	5.35	207,319	3,762	6,665,473	120,954

GRAND TOTAL	3,321,422	353	5.87	1,172,147	19,495.3	37,685,383	626,787

TABLE 18.
SAN VICENTE MINERAL RESERVES
(December 31, 2010)

	Tonnes	Ag (g/t)	Au (g/t)	kg Ag	kg Au	oz Ag	oz Au
Proven
LUZ Y REYES	8,163	236	3.95	1,929	32.3	62,035	1,037
SAN RAFAEL	9,523	201	4.99	1,912	47.5	61,482	1,529
Total Proven	17,687	217	4.51	3,842	79.8	123,517	2,566

Probable
LUZ Y REYES	11,356	247	4.22	2,807	47.9	90,232	1,541
SAN RAFAEL	10,890	189	5.13	2,059	55.9	66,186	1,796
Total Probable	22,246	219	4.66	4,865	104	156,418	3,336

Total Proven and Probable	39,932	218	4.60	8,707	184	279,935	5,902
Probable Reserves by B.D.D.	3,304	208	2.50	687	8	22,093	266

GRAND TOTAL	43,236	217	4.44	9,394	191.8	302,028	6,168

TABLE 19.
SINALOA GRABEN MINERAL RESERVES
(December 31, 2010)

	Tonnes	Ag (g/t)	Au (g/t)	kg Ag	kg Au	oz Ag	oz Au
Proven
JULIETA	1,616	189	3.13	305	5.1	9,802	163
ARANZA	13,036	514	5.66	6,697	73.8	215,311	2,374
SINALOA NORTE				0	0.0	0	0
ROBERTITA				0	0.0	0	0
SANTA TERESA				0	0.0	0	0
Total Proven	14,652	478	5.39	7,002	78.9	225,113	2,537

Probable
JULIETA	3,098	189	3.13	585	9.7	18,794	312
ARANZA	33,033	514	5.66	16,970	187.1	545,585	6,016
SINALOA NORTE				0	0.0	0	0
ROBERTITA				0	0.0	0	0
SANTA TERESA				0	0.0	0	0
Total Probable	36,131	486	5.45	17,554	197	564,379	6,328

Total Proven and Probable	50,784	484	5.43	24,556	276	789,492	8,865

Probable Reserves BDD
JULIETA	14,992	481	3.73	7,206	55.9	231,663	1,797
ARANZA				0	0.0	0	0
SINALOA NORTE	108,545	485	6.60	52,612	716.4	1,691,520	23,032
ROBERTITA	15,087	191	4.17	2,882	62.9	92,661	2,021
SANTA TERESA	19,589	508	16.00	9,957	313.4	320,112	10,077
Total Probable Reserves by BDD	158,213	459	7.26	72,656	1,149	2,335,956	36,928

GRAND TOTAL	208,997	465	6.81	97,212	1,424.3	3,125,447	45,792

19. SAN DIMAS TAILINGS MANAGEMENT

19.1	GENERAL

At the time of Wheaton River’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition, a number of improvements have been made and extensive work is ongoing to further improve the standard of the tailings operation.

Luismin’s practice had been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations have been addressed by Luismin and US$20.3 million capital investments since 2004 have been made to upgrade the containment structures and tailings operations at Tayoltita/Cupias and San Antonio to bring them more in line with accepted international guidelines. In 2005, US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailing dam in 2005 was US$1.6 million, US$0.6 million in 2006 and US$3.2 million in 2007.

Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the Primero tailings management operations are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

19.2	TAYOLTITA TAILINGS

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. At that time the operation relied on 10 pumping stations to elevate the tailings to the containment site. The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but WGM expects that it is impacted with higher suspended solids in periods of heavy rainfall.

Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam. Since the acquisition by Wheaton River in 2002 significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

During 2007, stages II and III of the AMEC (a geotechnical consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank with the compaction of 621,800 m3 of borrowed material. The 10 relay tailings pumping stations were replaced with three positive displacement pumps operating in parallel and a new tailings pumping system installed with the capacity to pump high density tailings (53% solids)a distance of 1,847 m and up a 125 m difference in elevation to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

Construction of the initial phase of an earthen berm against the downstream side of the dam had been completed to increase the safety factor of the containment structure. During the past year, the most important works were the construction of two basins in the back of the dam with a 50,000 m3 capacity to collect and neutralize the "contact water" (the water that falls on the dam) that could contaminate the dry tailings deposited and a second basin (in series with the previous basin) in case that the first basin's capacity is exceeded. A perimeter wire fence was also constructed around the tailings dam area to neutralize the contact water dam area to limit the access by persons and animals. The project includes the construction of a seepage drainage and collection channel below the dam.

19.3	SAN ANTONIO TAILINGS

Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill operation was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied.

Luismin received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submittal of an environmental assessment that demonstrated the validity of the plan. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however the rains and lack of an access road significantly affected progress.

During 2008, the works were completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall).

The present hydraulic dam design was confirmed during 2008 through a series of tests. Presently the dam is in a monitoring phase to determine if existing tailings displacements can physically affect the concrete. To-date some vertical displacement (settling of the material) during the rainy season has been detected. It is anticipated that this monitoring would require about six months.

Capital expenditures for environmental purposes since 2004 have totalled approximately US$10.7 million at Tayoltita/Cupias and US$9.6 million at San Antonio.

20. ECONOMIC ANALYSIS

20.1	GENERAL

WGM has prepared a pre-tax cash flow analysis based on the following basic assumptions:

  San Dimas Production Schedule including tonnes, grades and recoveries (Primero estimates);

  San Dimas Capital and Operating Costs (Primero estimates); and

  WGM’s estimates of reasonable silver and gold prices going forward with allowances for silver sold forward to Silver Wheaton.

The results show that San Dimas will produce a net cash flow of US$420.0 million before taxes over the years 2011-2015. This cash flow will be generated by mining and processing approximately 2.85 million tonnes of proven and probable reserves and 1.11 million tonnes of inferred resources.

A detailed Five Year Mine Plan (listed in Appendix 1) includes annual production figures, operating and capital costs, and the resulting pre-tax net cash flow as well as discounted net cash flow. Table 20 shows the summarized Primero Five Year Mine Plan.

20.2	CAPITAL COSTS

20.2.1	GENERAL

WGM has taken Primero’s capital and operating costs from a budget prepared by Primero. WGM has examined Primero’s estimates and finds them to be reasonable. The WGM Case is based on the next five years (2011-2015) and includes 4.0 million tonnes of proven and probable reserves and inferred resources.

Capital costs for the San Dimas operations are estimated by Primero in four general categories: i) major projects; ii) sustaining; iii) exploration and development; and iv) infrastructure. The estimates are developed internally by Primero.

TABLE 20.
SUMMARY, FIVE YEAR LOM

PRODUCTION
Ore Mined & Milled
Sinaloa Graben	1,016,800	tonnes
Central Block	1,848,978	tonnes
Santa Lucia	317,660	tonnes
Santa Rita	236,000	tonnes
Tayoltita	535,250	tonnes
Total Ore Mined and Milled	3,954,688	tonnes

Ore Grades
Gold	5.44	g/t
Silver	304	g/t

Metal Recoveries
Gold	97%
Silver	94%

Metal Production	kgs		ozs
Gold	20,900		671,000
Silver
Sold under Silver Wheaton Agr.	892,000		28,684,000
Sold on World Market	239,000		7,678,000
Total Silver Production	1,131,000		36,362,000

Metal Prices
Gold Spot Price	$1,080	/oz
Silver
Silver Wheaton Agr. Price	~$4.16	/oz
Silver Spot Price	$17.50	/oz

Revenues	$		$/t ore
Gold	$717,900,000		$181.53
Silver
Sold to Silver Wheaton	$131,900,000		$33.35
Sold on World Market	$119,600,000		$30.24
Total Silver Revenue	$251,500,000		$63.59
TOTAL REVENUES	$969,400,000		$245.12

Refining Costs	$16,300,000		$4.12
Operating Costs	$369,790,000		$93.51
Capital Costs	$163,365,938		$41.31
Net Cash Flow	$420,000,000		$106.20

Net Present Value Disc. @
5%	$370,700,000		$93.74
8%	$346,000,000		$87.49
10%	$330,600,000		$83.60
Note: Totals may not add due to rounding

Major capital investment is forecast to total US$26.3 million in 2010. Primero intends to raise annual production from 630 thousand tonnes of ore per year in the 2011 to 850 thousand tonnes in 2013 or approximately 2,400 tonnes per day. Over the years 2011 to 2015 major capital expense amounts to US$34.5 million while sustaining capital amounts to US$26.4 million, exploration totals US$55.1 million and underground development totals US$47.5 million. Thus, over the next five years total capital expense is projected to total US$163.4 million or an average of US$32.7 million per year.

20.2.2	CAPITAL EXPENDITURES FOR ENVIRONMENTAL MITIGATION AND UPGRADE OF TAILINGS MANAGEMENT PRACTICE.

Tayoltita/Cupias Tailings Dam
Capital expenditures at the new Tayoltita tailings dam (Cupias) since 2004 total US$10.7 million. During 2007, stages II and III of the remediation recommendations by AMEC were completed and the storage capacity at a mill rate of 2,500 tpd is more than 30 years.

During 2010 the installation of the third filter band (113 m) at Cupias was started to guarantee that 100% of the tailings coming from the beneficiating plant (mill) could be processed. At the end of 2010 the project had advanced with 50% of the project completed and with the advantage that the filter had arrived in the customs house and the major critical components were already in Tayoltita (vacuum pump belt etc.). It is planned to terminate the third filter house by April 2011 at a total investment of US$2.27 million.

San Antonio Tailings Dam
Capital expenditures on the remediation of the San Antonio tailings dam since 2005 has totalled approximately US$9.6 million at the end of 2008. Due to problems with the landowners ("ejido") it was not possible to advance very much with this project, one was able to prepare the aggregate material that will be used on the water dam below (based on the Hermosillo Sonora engineering study titled "Basic Engineering Studies"). It is planned during the first six months of 2011 to complete this project. Only remaining is to complete the concrete covering of the dam and the construction of a diversion channel.

On October 26, 2009, hurricane Rick produced major flooding of the Piaxtla River with the water level rising approximately 10 m up to the foundations of the mine's mill and to the level of the bridge's roadway. This rainfall/flooding tested the improvements that have been made to enhance the safety of the tailings dams that both successfully weathered the rainfall/flooding.

Herradura Project
The Herradura project is to provide a safer and more suitable storage area for waste rock by cutting a channel across a tight loop on the Rio Piostla and avoid the storage of waste rock long the banks of the river.

In 2010, an investment of US$700,000 in engineering studies was made by contracting the Knight Piesold Company of Denver CO. On the Basis of this engineering study, both the environment impact study (Manifiesto de Impacto Ambiental MIA) and the technical justification study (Estudio Técnico Justificativo ("EJT") were presented to SEMARNAT. Also in 2011 the permits were requested from Comm. National de Agua ("CNA") for the use of Federal canal and for the redirecting of the Rio Piostla by constructing an open channel. It is planned in 2011 to make an investment of US$300,000 after permission from the two agencies and to include in the request for the work some of the preliminary activity already completed.

20.2.3	CAPITAL EXPENDITURES FOR EXPANSION OF PRODUCTION

The mill expansion that began in 2004 is presently at 2,100 tpd. To achieve 850,000 tpa Primero will have to expand the mill capacity to approximately 2,500 tpd. Primero has budgeted $4.5 million in 2012 to achieve the targeted mill throughput.

In addition, Primero has budgeted a total of US$5.7 million in 2012 and 2013 to increase waste impoundment.

20.2.4	LAS TRUCHAS HYDRO POWER PLANT/LINE

The construction of the hydro generated power line that began in 2005 has been completed. This 34 kVA power line from Las Truchas Dam, 42 km north of the San Dimas Mine, has expanded the former available power from 1.4 MW to 7.0 MW (Stage 1) and reduced power costs from 11 cents/kWh to 1.5 cents/kWh. More than US$33.0 million has been invested since 2005 (US$20.9 million in 2007) to complete Stage 1. Stage 1 involved both the relocation of the town at the dam site and the construction of a new power house. Primero intends to proceed with Stage II to provide an additional 7 MW to further reduce operating costs at the mine. The face of the dam will be increased by Primero to increase storage capacity to maintain power production during the dry season.

During 2010 some of the parameters in the operation of the hydroelectric facility were determined to justify the viability of a second stage. Also during 2010 it was possible to exercise the important option to interconnect with the local power grid (CFE) through the improvement of the main substation at Tayoltita that will allow in 2011 to form a buy/sell contract for the surplus energy to the district network.

A total of US$800,000 in engineering studies is projected for 2011 to determine the actual investment required (CAPEX for 2012).

Primero has budgeted a total of US$22.7 million in the years 2013-2015 to complete this work.

20.3	OPERATING COSTS

Primero has provided WGM with their estimate of operating costs for the years 2011 to 2015. WGM has reviewed the Primero estimates and believes that they are realistic. The San Dimas district has a higher cost structure than normal due to the remote location of the operations and required townsite infrastructure.

The San Dimas budget for 2011 anticipates an operating cost of US$99.80 per tonne milled plus US$49.21 in capital costs per tonne milled, for a total of US$144.21 per tonne milled.

The operating costs in 2011 are projected to include US$58.05 per tonne for mining costs; US$22.92 for processing; and US$14.63 per tonne for general and administrative costs.

WGM believes these cost projections to be realistic given the operational history of the San Dimas mine.

20.4	TAXES

The Net Cash Flow Calculation for the San Dimas Mine has been prepared on a pre-tax basis. Actual income taxes payable by the San Dimas Mine are computed based on gold and silver spot prices when the production is sold, notwithstanding that the San Dimas Mine is obligated to receive a lower amount in connection with certain forward contracts on silver. The San Dimas Mine is currently not entitled to a deduction for the difference between the spot price and the forward contract price.

The company anticipates that the San Dimas Mine will be subject to the regular Mexican corporate tax regime and will not be affected by the minimum tax. The currently enacted corporate tax rate in Mexico is 30% for 2011 and 2012, 29% for 2013, and 28% for 2014 and subsequent taxation years.

20.5	PRECIOUS METAL PRICES

San Dimas derives all of its revenue from the sale of gold and silver doré. Previously, under an agreement between Goldcorp and Silver Wheaton, all of San Dimas’s silver revenue was committed to a 25 year contract with Silver Wheaton Corp at approximately US$4.00/oz with an annual increase based on projected inflation. At the time of sale of San Dimas to Primero, 19 years remained in this agreement. Under the new agreement between Primero and Silver Wheaton, the agreement will run for the lifetime of the San Dimas mines. However, during the period August 7, 2010 to August 6, 2014, Primero and Silver Wheaton will equally share all annual silver production over 3.5 million ounces. Commencing on August 7, 2014, Primero and Silver Wheaton will equally share annual silver production over 6.0 million ounces. Primero intends to sell its gold and silver at the current spot prices. Figures 24 and 25 is subject to the revised Silver Wheaton Silver Sales Agreement. In order to determine the viability of the San Dimas Mine, WGM has examined historic gold and silver prices. WGM has used the one year moving average for 2011, the two year moving average for 2012 and the three year moving average for 2013-2015 for both gold and silver. These prices were based on the London Bullion Market 2nd fix price. Thus for gold, WGM used a price of US$1,226 in 2011, US$1,100 in 2012, and US$1,025 per oz in 2013-2015. Similarly, WGM used US$20.20 in 2011, US$17.40 in 2012, and US$16.60 per oz in 2013-2015 for silver sold for its own account. All prices are based on periods ending December 31, 2010. WGM believes that these prices reflect a conservative view of metal prices going forward.

Figure 24. Gold price 1985-2010

Figure 25. Silver price 1985-2011

20.6	NET CASH FLOW SENSITIVITY TO COSTS AND METAL PRICES

WGM has assumed an average base gold price of US$1,080/oz and a base silver price of approximately $4.16/oz for the silver sold under the Silver Wheaton agreement and $17.48/oz for silver sold on the spot market. At these prices, the project returns a pre-tax net cash flow of US$420 million over the years 2011-2015 and net of a total capital investment of US$163 million. WGM has also tested the sensitivity of the San Dimas net cash flow to changes in the spot gold price, the spot silver price, gold and silver grades and operating costs and capital costs. Figure 26 demonstrates the five year net cash flow sensitivity.

The San Dimas project economics are extremely robust. When the gold price is reduced by 25% from US$1080oz to US$810/oz, the project returns a five year net cash flow ("NCF") of $241 million before tax. Similarly, a 25% reduction of the spot silver price (to $13.11/oz) reduces the NCF to US$387 million (the price of the silver sold under the Silver Wheaton agreement does not change). A combined reduction of spot gold and spot silver prices by 25% leads to a NCF of US$208 million, a reduction of US$212 million. While a 10% change in the gold grade is equivalent to a 10% change in the gold price, the same relationship does not hold for the silver grade and price. This is a result of the silver that is sold under the Silver Wheaton agreement at a fixed price. Thus while a 25% increase in the silver price yields a NCF of $453 million, a 25% increase in the silver grade yields a NCF of $600 million, a difference of $62 million. The NCF is much less sensitive to changes in operating and capital costs. An increase of 25% in operating costs reduces the NCF by US$56 million to US$364 million, while a 25% increase in capital costs reduces NCF by US$41 million to US$379 million.

Figure 26. Sensitivity of Net Cash Flow to changes in gold prices and capital and operating cost

20.7	ECONOMIC ANALYSIS

Primero plans to produce an average of 791,000 tonnes of ore per year over the next five years. The economics of the San Dimas Operations are extremely robust. Using an average gold price of $1080/oz (based on the trailing one year average in 2011 the trailing two year average in 2012 and the three trailing average in 2013-2015), the Silver Wheaton price of approximately $4.16/oz over the 5 year period and an average spot silver of $17.48/oz, the San Dimas mine generates a net cash flow of $420 million. In addition, assuming a spot silver price of $15.00/oz, the operation requires a gold price of only US$476 oz to break even. Because Silver Wheaton purchases the first 3.5 million ounces plus 50% of production in excess of 3.5 million ounces of silver from August 7, 2010 through August 6, 2014 and 6 million ounces plus 50% of production in excess of 6 million ounces thereafter at a price of approximately US$4.16/oz, the gold sold at $1,080/oz is sufficient to sustain a profitable operation. Lowering the spot metal prices by the same factor produces a breakeven net cash flow at a gold price of $546/oz and a silver price of $8.84/oz.

21. MARKETS AND CONTRACTS

Gold and silver doré in the form of bullion that was produced from the mines during 2010 was shipped to the Johnson Matthey refinery in Salt Lake City, Utah. Based on data supplied by San Dimas, WGM estimated that the overall cost of gold and silver refining including shipping, insurance, actual refining, and empire fees is US$8.00/oz of doré received plus US$0.30/oz silver.

Based on past contracts, WGM believes that payment is due 20 days following receipt of the bullion at the refinery.

The Primero doré is a clean product with few impurities. There are numerous refineries around the world available to take the doré.

On October 15, 2004, Silver Wheaton Caymans ("Silver Wheaton") entered into an agreement (amended on March 30, 2006) to acquire all of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. Total consideration, including consideration issued as part of the March 30, 2006 amendment, was C$46 million in cash upfront, a US$20 million promissory note and 126 million common shares of the Company. In addition, a per ounce cash payment of the lesser of US$3.95 and the prevailing market price is due (subject to an inflationary adjustment on October 15 of the subsequent years). It is currently at US$4.04 per ounce.

On February 14, 2008 Goldcorp (San Dimas’ parent company) sold its entire 48% interest in Silver Wheaton by way of a secondary offering. Under the Agreement, Silver Wheaton has consent rights in connection with any sale of DMSL of the San Dimas Assets. In return for Silver Wheaton providing its consent to the acquisition of San Dimas by Primero, the current Silver Wheaton purchase agreement was changed as follows:

1.	The term of the Silver Wheaton purchase agreement was extended from the 25 years (19 years remaining) to the life of the mine.

2.	During the first four years after Primero acquired the San Dimas Assets, Silver Wheaton will receive each year the first 3.5 million troy ounces of the silver production. The yearly silver production, in excess of 3.5 million troy ounces, during each year of the four years, will be shared 50/50 between Silver Wheaton and Primero. In return for this, Silver Wheaton will receive 1.5 million troy ounces of silver each year (for four years) from Goldcorp.

3.	Starting in the fifth year after Primero acquired the San Dimas Assets, Silver Wheaton will receive the first 6.0 million troy ounces of the yearly silver production. The yearly silver production in excess of 6.0 million troy ounces will be shared 50/50 between Silver Wheaton and Primero. Other terms of Silver Wheaton purchase agreement will remain the same (ie. Primero will be bound by the same terms and conditions to which Goldcorp is currently bound).

San Dimas has used hedging in the past to considerable advantage in sales prices realized but terminated virtually all hedge positions in September 2001. Primero has informed WGM that it does not plan to hedge either gold or its share of silver production.

22. OBSERVATIONS, CONCLUSIONS AND RECOMMENDATIONS

WGM's review of San Dimas mines, previous operating records as well as the currently identified Mineral Reserves and Mineral Resources has concluded that profitable operations should be sustainable for at least the next nine years. Based on the operating history of the mines, the potential for additional reserves being found on current land holdings, and the high success rate in turning the inferred resources into reserves, it is also very probable that profitable operations will be extended much beyond the five year period that has been considered by WGM in its analysis.

In addition to the general conclusion on the future viability of the San Dimas operations, WGM has also reached the following conclusions:

  Total Proven and Probable Mineral Reserves estimated as of December 31, 2010, for the seven operating mining units of San Dimas' three operating mines are 5.881 million tonnes at a grade of 332 g Ag/t and 4.69 g Au/t;

  The procedures used by San Dimas to estimate the Mineral Reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

  The total Inferred Mineral Resources, estimated as of December 31, 2010, for the same seven mining units of the three operating mines, and not included in the Mineral Reserves stated above, are about 16.853 million tonnes at an approximate grade of 330 g Ag/t and 3.67 g Au/t;

  The procedures used by Primero to estimate the Inferred Mineral Resources are reasonable and the Inferred Resource estimate represents a reasonable expectation of potential;

  The experience and capabilities of the management team are regarded as excellent and important elements in the success of current and future operations;

  The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

  Future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

  Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices;

  It is evident that the San Dimas operations have grown gradually over time where capital expenditures have been justified on short term planning and assessments. This has resulted in "add on" style expansions and a variety of equipment sizes and types that reduces some efficiencies in operations and maintenance that could otherwise be realized with longer term planning;

  An economic analysis of the Proven and Probable Reserves of the operations has demonstrated that the reserves can be mined and processed at a profit; and

  A review of production and costs for 2007 through 2010 has demonstrated that the January 2011 economic analysis is valid.

As a result of WGM’s most recent review of the San Dimas operations and a comparison to the review completed at the time of the Wheaton acquisition in 2002, the following additional observations and conclusions are provided:

  The capital investment made available for exploration has resulted in the development of significant new mining areas in the San Dimas district that have substantially increased the grades being mined;

  The capital investment in mining equipment and the process plant have allowed the mine to develop the new areas and bring them into production quickly;

  Management has made considerable progress in implementing safer practices in the underground operations by introducing rock mechanics expertise and modern ground control techniques to reduce the risks inherent in the operations;

  Substantial progress has been made in improving tailings management, in on site awareness of the international guidelines in regard to tailings dams, and in introducing lower risk techniques to generally upgrade this aspect of the operations;

  Site management has ongoing focus on reducing costs and improving the efficiencies of the operations through a very thorough data collection and reporting system;

  The mine has embarked on extensive exploration and development works to increase the Mineral Resources/Reserves and mine production; and

  Production over the five year plan shows approximately 68% coming from minerals reserves with the remainder from mineral resources although during the initial years the production is nearly entirely from mineral reserves. With the planned 25% increase in production in the first few years mine development to access the ore will play an important role.

23. SIGNATURE PAGE

This report entitled "Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Silver Wheaton Corp.", dated March 14, 2011 was prepared and signed by the following authors

Dated as of March 14, 2011.

/s/ Velasquez Spring	/s/ Gordon Watts
Velasquez Spring, P.Eng.	Gordon Watts, P.Eng.
Senior Geologist	Senior Associate Mineral Economist

CERTIFICATE

This Certificate Applies to and Accompany
the Report titled "Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico
for Silver Wheaton Corp." dated March 14, 2011

I, Velasquez Spring, do hereby certify that:

1.	I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J 4J9.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and I have practised my profession continuously since that time.

3.	I am a member of the Association of Professional Engineers Ontario (Membership Number 43927011).

4.

I am a Senior Geologist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.

I am a qualified person for the purpose of NI 43-101 with regard to epithermal mineral deposits and resource and reserve audits. I have worked as a professional engineer for over 50 years since graduation. My relevant experience for the purpose of this Technical Report is:

  Visited studied and explored numerous epithermal Ag-Au deposits along the Sierra Madre Occidental while exploration manager for Texas Gulf Sulphur during 1967 and 1970;

  Member of the "Exploration Guidelines and Reporting Standards Committee" precursor to NI 43-101;

  Member of CSA Mining Technical Advisory and Monitoring Committee;

  Prepared several National Policy 2-A, and since 2005 National Instrument 43-101 reports on epithermal Ag-Au mines/properties along the Sierra Madre Occidental; and

  Visited the San Dimas mines and carried out several technical due diligence examination and geological examinations both on surface and underground during the past eight years.

6.

I visited the three mining properties on eight occasions between January 16 to 26, 2002, March 7 to 11, 2002, January 18 to 22, 2003, September 27 to October 3, 2004, January 17 to 19, 2007, January 14 and 15, 2008, January 9 to 10, 2009, and January 12 to 13, 2010.

7.	I was solely responsible for all sections of this report, except Section 20.

8.	I am independent of Silver Wheaton Corp., applying the definition of independence set out in Section 1.4 of NI 43-101.

9.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

12.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Velasquez Spring
Velasquez Spring, B.A.Sc., P.Eng., March 14, 2011

CERTIFICATE

This Certificate Applies to and Accompany
the Report titled "Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico
for Silver Wheaton Corp." dated March 14, 2011

I, Gordon Watts, do hereby certify that:

1. 2.

I reside at 347 Berkeley Street, Toronto, Ontario, Canada, M5A 2X6.

I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Mining Engineering (1966), and I have practised my profession continuously since 1970.

3.	I am a member of the Association of Professional Engineers Ontario (Membership Number 49149016).

4.

I am a Senior Associate Mineral Economist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a qualified person for the purpose of NI 43-101. I have worked as a professional engineer for over 40 years since graduation. My relevant experience for the purpose of this Technical Report is:

  The preparation of over 250 financial models during the past 28 years;

  Skilled in tax modelling, risk analysis and Monte Carlo simulations;

  Constructed numerous mining cash flows models for mining consulting companies e. g. Watts, Griffis and McOuat; Scott Wilson Roscoe Postle Associate; ACA Howe; MPH; Derry Michener Booth and Wahl; and

  Prepared reports on mineral properties throughout Canada, the United States of America and internationally.

6.	I visited the mining properties during April 15 and 16, 2010.

7.	I was solely responsible for Section 20 of this report.

8.	I am independent of Silver Wheaton Corp., applying the definition of independence set out in Section 1.4 of NI 43-101.

9.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

12.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Gordon Watts
Gordon Watts, B.A.Sc., P.Eng. March 14, 2011

REFERENCES

Minas Luismin S.A. de C.V.
Jan. 2002	Data Room Index (selected items were reviewed by WGM from the following sections:
Section 5 Reserves and Resources, p. 18.
Sections 6.0 to 6.5 Operative Mines: Tayoltita, Santa Rita, San Antonio, San Martin and La Guitarra, pp. 19 to 50.
Section 7 Exploration Projects, pp. 35 to 50.

Society of Economic Geologists
2001	Geology of the Santa Rita Ag-Au Deposit, San Dimas District Durango, Mexico. SP8, pp. 39 to 58.

SRK Consulting
2002	Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin S.A. de C.V.

Watts, Griffis and McOuat Limited
2010	Technical Report on the Tayoltita, Santa Rita and San Antonio Mines Durango Mexico for Goldcorp Inc. and Mala Noche Resources Corp.

2009	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2009 for Goldcorp Inc.

2008	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2008 for Goldcorp Inc.

2007	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2007 for Goldcorp Inc.

2006	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2006 for Silver Wheaton Corp.

2004	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio as of December 31, 2004 for Silver Wheaton Corp.

2002	A Technical Review of the Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd.

2002	Technical review letter report re: Project Armstrong, pp. 1 to 18.

Wheaton River Minerals Ltd.
2002	Trip Report by R. Gagnon.
2002	Trip Report by R.D. Bergen.
2002	Trip Report by Randy Smallwood.

APPENDIX 1:
SAN DIMAS MINE, PRETAX NET CASH FLOW CALCULATION

PRIMERO MINING CORPORATION SAN DIMAS MINE, PRETAX NET CASH FLOW CALCULATION
		Total			Forecast
	Units	2011-2015	2011	2012	2013	2014	2015
METAL PRICES
Gold	US$/oz	1,080.20	1,226	1,100	1,025	1,025	1,025
Silver - Spot	US$/oz	17.48	20.20	17.40	16.60	16.60	16.60
Silver - Contract	US$/oz	4.16	4.08	4.12	4.16	4.20	4.24

PRODUCTION
Sinaloa Graben	t	1,016,800	8,000	51,000	269,600	318,600	369,600
Central Block	t	1,848,978	474,378	445,400	327,400	326,400	275,400
Santa Lucia	t	317,660	62,660	51,000	68,000	68,000	68,000
Santa Rita	t	236,000	-	68,000	68,000	50,000	50,000
Tayoltita	t	535,250	84,450	159,800	117,000	87,000	87,000
Total Ore Mined and Milled	t	3,954,688	629,488	775,200	850,000	850,000	850,000

Ore Grades
Gold Grade	g/t	5.44	5.20	5.48	5.20	5.60	5.64
Silver Grade	g/t	304	266	315	314	310	307

Metal Recoveries
Gold	%	97.0%	97.0%	97.0%	97.0%	97.0%	97.0%
Silver	%	94.0%	94.0%	94.0%	94.0%	94.0%	94.0%

Metal Production
Gold	kg	20,860	3,176	4,123	4,288	4,620	4,654
	ozs	670,663	102,125	132,542	137,851	148,524	149,621
Silver	kg	1,131,141	157,672	229,437	250,801	247,633	245,599
	ozs	36,367,031	5,069,274	7,376,562	8,063,443	7,961,572	7,896,180
Silver for Silver Wheaton Acct.	ozs	28,683,516	4,284,637	5,438,281	5,781,721	6,230,786	6,948,090

Metal Revenues
Gold	k$	717,898	125,205	145,796	141,297	152,237	153,361
Silver for Primero Account	k$	131,922	15,850	33,726	37,877	28,731	15,738
Silver for SW Account	k$	119,620	17,481	22,408	24,059	26,184	29,488
Total Silver Revenue	k$	251,542	33,331	56,134	61,935	54,915	45,226
Total Metal Revenue	k$	969,440	158,536	201,930	203,233	207,153	198,588
Less: Refining	k$	16,275	2,338	3,273	3,522	3,577	3,566
Net Revenue to Primero	k$	953,164	156,199	198,657	199,711	203,576	195,022

OPERATING COSTS
Mining	k$	224,541	36,541	43,771	47,991	48,082	48,155
Processing	k$	88,666	14,429	17,284	18,950	18,987	19,015
G&A	k$	56,584	9,208	11,030	12,094	12,117	12,135
Total Operating Costs	k$	369,790	60,179	72,086	79,035	79,186	79,305

EBITDA	k$	583,374	96,019	126,571	120,677	124,390	115,717

Net Cash Flow to Primero
EBITDA	k$	583,374	96,019	126,571	120,677	124,390	115,717
Less: Capital Investment	k$	163,366	30,974	31,913	36,595	40,323	23,560
Net Pre-Tax Cash Flow	k$	420,008	65,045	94,658	84,081	84,067	92,157
Accum NCF to Primero	k$	420,008	65,045	159,703	243,784	327,851	420,008

Net Present Value of NCF 2011-2015	k$	370,742	6%	362,055		7%	353,710
		345,689	9%	337,977		10%	330,558